Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
INDEPENDENT BANK CORPORATION
AND
HCB FINANCIAL CORP.

Dated as of March 18, 2026

TABLE OF CONTENTS
ARTICLE I THE MERGER    1
1.1    Merger.    1
1.2    Closing.    2
1.3    Effective Time of Merger.    2
1.4    Additional Actions.    2
1.5    Surviving Corporation.    2
1.6    Reservation of Right to Revise Structure.    3
ARTICLE II EFFECT OF MERGER ON CAPITAL STOCK    3
2.1    Conversion of Securities.    3
2.2    Surrender of Shares.    4
2.3    Distributions with Respect to Unexchanged Shares.    5
2.4    Termination of Exchange Fund.    6
2.5    No Further Ownership Rights in Company Common Stock.    6
2.6    No Fractional Shares.    6
2.7    No Liability.    6
2.8    Lost, Stolen, or Destroyed Certificates.    6
2.9    Withholding Rights.    7
2.10    Investment of Exchange Fund.    7
2.11    Adjustments.    7
2.12    Upset Provision.    8
2.13    Potential Shareholders’ Equity Adjustment.    9
ARTICLE III COMPANY’S REPRESENTATIONS AND WARRANTIES    10
3.1    Authorization; No Conflicts; Required Approvals.    10
3.2    Organization and Good Standing.    11
3.3    Subsidiaries.    11
3.4    Capital Stock.    12
3.5    Financial Statements.    13
3.6    Absence of Undisclosed Liabilities.    13
3.7    Absence of Certain Changes or Events.    14
3.8    Legal Proceedings.    14
3.9    Regulatory Filings.    14
3.10    No Indemnification Claims.    14
3.11    Compliance with Laws.    14
3.12    Transaction Documents.    14
3.13    Agreements with Bank Regulators.    15
3.14    Tax Matters.    15
3.15    Properties.    17
3.16    Intellectual Property.    19
3.17    Required Licenses and Permits.    19
3.18    Material Contracts and Change of Control.    20
3.19    Labor and Employment Matters.    22
    i

3.20    Employee Benefits.    24
3.21    Environmental Matters.    28
3.22    Investment Bankers and Brokers.    29
3.23    Fairness Opinion.    29
3.24    Insurance.    29
3.25    Loans; Allowance for Credit Losses.    29
3.26    Mortgage Banking Business.    30
3.27    Investments.    31
3.28    Risk Management Instruments.    32
3.29    Deposits.    32
3.30    Securities Laws Matters.    32
3.31    Books and Records.    33
3.32    Community Reinvestment Act.    33
3.33    Joint Ventures; Strategic Alliances.    33
3.34    Shareholder Rights Plan.    33
3.35    Organizational Documents.    33
3.36    BSA/AML; Customer Information.    33
3.37    Company-Related Persons.    34
3.38    Disaster Recovery and Business Continuity.    34
3.39    Loan Guarantees.    34
3.40    Data Security and Customer Privacy.    34
3.41    Policies and Procedures.    35
3.42    Cannabis Business.    35
3.43    Change in Business Relationships.    36
3.44    No Other Representations or Warranties.    36
ARTICLE IV PURCHASER’S REPRESENTATIONS AND WARRANTIES    36
4.1    Authorization; No Conflicts; Required Approvals.    36
4.2    Organization and Good Standing.    38
4.3    Subsidiaries.    38
4.4    Capital Stock.    39
4.5    Financial Statements.    40
4.6    Absence of Certain Changes or Events.    41
4.7    Legal Proceedings.    41
4.8    Regulatory Filings.    41
4.9    Conduct of Business.    41
4.10    Transaction Documents.    41
4.11    Agreements with Bank Regulators.    41
4.12    Tax Matters.    42
4.13    Properties.    44
4.14    Intellectual Property.    45
4.15    Required Licenses, Permits, Etc.    45
4.16    Employee Benefits.    45
4.17    Environmental Matters.    46
4.18    Investment Bankers and Brokers.    47

4.19    Allowance for Credit Losses.    47
4.20    Securities Laws Matters.    48
4.21    Insurance.    48
4.22    Investment Securities.    49
4.23    No Undisclosed Liabilities.    49
4.24    Books and Records.    49
4.25    Community Reinvestment Act.    50
4.26    Bank Secrecy Act.    50
4.27    No Other Representations or Warranties.    50
ARTICLE V COVENANTS    50
5.1    Conduct of Business by Company.    50
5.2    Conduct of Business by Purchaser.    54
5.3    No Solicitation by Company.    55
5.4    Preparation of the Registration Statement; Shareholder Meeting.    58
5.5    Stock Exchange Listing.    60
5.6    Regulatory Matters and Approvals.    60
5.7    Employee Matters.    61
5.8    Press Releases and Public Announcement.    64
5.9    Access to Information.    65
5.10    Indemnification and Insurance.    66
5.11    Takeover Laws.    68
5.12    Section 16 Matters.    68
5.13    Securityholder Litigation.    68
5.14    Tax-Free Reorganization Treatment.    68
5.15    Expenses.    68
5.16    Bank Consolidation.    69
5.17    Fairness Opinion.    69
5.18    Environmental Investigation.    69
5.19    Data Conversion    70
5.20    Technology-Related Contracts.    70
5.21    Miscellaneous Agreements and Consents.    70
5.22    Exchange of Financial Information.    71
5.23    Estoppels.    71
5.24    Notification of Change in Business Relationships.    71
5.25    Company Consolidated Shareholders’ Equity.    71
5.26    Addition of Company Director to Purchaser Board.    73
5.27    Scholarship Fund.    73
ARTICLE VI CLOSING CONDITIONS    73
6.1    Conditions to Each Party’s Obligation to Effect the Merger.    73
6.2    Conditions to Company’s Obligation to Effect the Merger.    74
6.3    Conditions to Purchaser’s Obligation to Effect the Merger.    75
ARTICLE VII TERMINATION    76

7.1    Termination of Merger Agreement.    76
7.2    Effect of Termination.    78
ARTICLE VIII CERTAIN DEFINITIONS    80
8.1    Definitions.    80
8.2    Construction and Interpretation.    87
8.3    Defined Terms.    88
ARTICLE IX MISCELLANEOUS    90
9.1    No Third-Party Beneficiaries.    90
9.2    Specific Performance.    90
9.3    Entire Agreement.    91
9.4    Succession and Assignment.    91
9.5    Construction.    91
9.6    Exclusive Jurisdiction.    91
9.7    Waiver of Jury Trial.    91
9.8    Notices.    91
9.9    Governing Law.    92
9.10    Counterparts.    92
9.11    Headings.    92
9.12    Calculation of Dates and Deadlines.    92
9.13    Severability.    92
9.14    Non-Survival of Representations, Warranties and Agreements.    93
9.15    Amendments.    93

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”) is made as of March 18, 2026 (the “Signing Date”), by and between Independent Bank Corporation, a Michigan corporation (“Purchaser”), and HCB Financial Corporation, a Michigan corporation (“Company”).
Background
A.    The respective Boards of Directors of each of Company and Purchaser have determined to engage in a merger of Company with and into Purchaser (the “Merger”) in accordance with the terms of this Merger Agreement, the Michigan Business Corporation Act (the “MBCA”), and any other applicable Law.
B.    The Company Board of Directors has, in light of and subject to the terms and conditions set forth in this Merger Agreement, (1) determined that the terms of this Merger Agreement are in substantial compliance with all applicable Laws and in the best interests of Company and the Company Shareholders, and (2) adopted this Merger Agreement, authorized the Merger and the other transactions contemplated by it and, subject to Section 5.3.5, resolved to recommend approval by the Company Shareholders of this Merger Agreement.
C.    The Purchaser Board of Directors has, in light of and subject to the terms and conditions set forth in this Merger Agreement, (1) determined that the terms of this Merger Agreement are in substantial compliance with all applicable Laws and in the best interests of Purchaser and Purchaser’s shareholders, and (2) adopted this Merger Agreement and authorized the Merger and the other transactions contemplated by it.
D.    For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), the parties to this Merger Agreement are treated as “parties to the reorganization,” and this Merger Agreement is intended to be and is adopted as a “Plan of Reorganization” for the purposes of Sections 354 and 361 of the Code.
E.    All members of the Company Board of Directors have executed and delivered to Purchaser a voting agreement substantially in the form attached hereto as Exhibit A.
Therefore, in consideration of the representations, warranties, mutual covenants, and agreements contained in this Merger Agreement, Company and Purchaser agree:
ARTICLE I
THE MERGER
1.1    Merger. Subject to the terms and conditions of this Merger Agreement, at the Effective Time, Company shall be merged with and into Purchaser and the separate corporate existence of Company shall cease. Company and Purchaser are each sometimes referred to as a “Constituent Corporation” prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Purchaser

(the “Surviving Corporation”). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the MBCA with respect to the merger of domestic corporations. Without limiting the generality of the foregoing, and subject to the MBCA, at the Effective Time: (a) all the rights, privileges, powers, franchises, licenses, and interests in and to every type of property (whether real, personal, or mixed) of Company and Purchaser, shall vest in the Surviving Corporation, (b) all choses in action of Company and Purchaser shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation, and (c) all debts, liabilities and duties of Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.
1.2    Closing. Company and Purchaser shall consummate the Merger (the “Closing”) (a) electronically at 10:00 a.m., local time, on a date to be agreed upon by Company and Purchaser, which will be no later than two Business Days following satisfaction or waiver of the last of the conditions to Closing contained in Article VI (other than any conditions that by their nature are to be satisfied at the Closing) or (b) at such other place and time or on such other date as Company and Purchaser may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”). Subject to Article VII, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Merger Agreement and will not relieve any party of any obligation under this Merger Agreement.
1.3    Effective Time of Merger. Upon completion of the Closing, Company and Purchaser shall each promptly execute and file a certificate of merger as required by the MBCA to effect the Merger (the “Certificate of Merger”). No party shall take any action to revoke the Certificate of Merger after its filing without the written consent of the other party. The “Effective Time” of the Merger shall be the time and date when the Merger becomes effective, as set forth in the Certificate of Merger or as otherwise provided by the MBCA. The “Effective Date” shall be the date on which the Effective Time occurs. Company and Purchaser agree that, if requested by Purchaser, the Effective Date shall be either the last day of the month in which, or the first day of the month after which, the Closing occurs.
1.4    Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Company and Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Merger Agreement. Company and Purchaser grant to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time the officers and directors of the Surviving Corporation shall be fully authorized in the name of Company and Purchaser to take any and all such actions contemplated by this Merger Agreement.

1.5    Surviving Corporation. At the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by Law:
1.5.1    The name of the Surviving Corporation shall be “Independent Bank Corporation.”
1.5.2     The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time, without change.
1.5.3     The bylaws of the Surviving Corporation shall be the bylaws of Purchaser as in effect immediately prior to the Effective Time, without change.
1.5.4     The officers of the Surviving Corporation shall be the officers of Purchaser immediately before the Effective Time.
1.5.5     The directors of the Surviving Corporation shall be the directors of Purchaser immediately before the Effective Time.
1.6    Reservation of Right to Revise Structure. At Purchaser’s election, the Merger may alternatively be structured so that (a) Company is merged with and into any other direct or indirect wholly-owned Subsidiary of Purchaser or (b) any direct or indirect wholly-owned Subsidiary of Purchaser is merged with and into Company; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration or the treatment of the holders of Company Common Stock, (ii) prevent the parties from obtaining the opinions of counsel referred to in Section 6.2.5 and Section 6.3.5 or otherwise cause the transaction to fail to qualify for the Intended Tax Treatment, (iii) materially impede or delay consummation of the transactions contemplated by this Merger Agreement, or (iv) require submission to or approval of the Company Shareholders after the Company Shareholder Approval has been obtained. In the event of such an election, the parties agree to execute an appropriate amendment to this Merger Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Merger Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.
ARTICLE II
EFFECT OF MERGER ON CAPITAL STOCK
2.1    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or any other Person:
2.1.1    Each share of Company Common Stock that is owned by Company (or by any of its wholly-owned Subsidiaries) or Purchaser (or by any of its wholly-owned Subsidiaries) (collectively, the “Excluded Shares”, provided, however, that Excluded Shares shall not include Trust Account Shares or DPC Shares as defined in this Merger Agreement) immediately before the Effective Time will automatically be canceled and cease to exist without delivery of any consideration in exchange for or in respect of any Excluded Share.
2.1.2    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be converted into the right to receive the following consideration: (a) $17.51 (as may be adjusted pursuant to Section 2.13, the “Per Share Cash Consideration”) plus (b) 1.5900 (as may be adjusted pursuant to Section 2.11, Section 2.12, and/or Section 2.13, the “Exchange Ratio”) fully paid and nonassessable shares of Purchaser Common Stock plus, if applicable, cash in lieu of any fractional share of Purchaser Common Stock pursuant to Section 2.6 below (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Per Share Merger Consideration”). At the Effective Time, each share of Company Common Stock outstanding immediately prior to the Effective Time, whether represented by a Certificate or held as a Book-Entry Share, will no longer be outstanding and will automatically be cancelled, and all rights with respect to such share will cease to exist except the right to receive the Per Share Merger Consideration, and any dividends or other distributions payable pursuant to Section 2.3, in accordance with, and subject to the terms and conditions of, this Merger Agreement. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.
2.1.3    Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and represent one share of common stock of the Surviving Corporation.
2.2    Surrender of Shares.
2.2.1    No later than the Effective Time, Purchaser shall deposit with Broadridge Corporate Issuer Solutions, Inc. or another bank or trust company designated by Purchaser and reasonably satisfactory to Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock as of immediately prior to the Effective Time, whether represented by Certificates or held as Book-Entry Shares, (a) a number of shares of Purchaser Common Stock equal to the aggregate number of shares of Purchaser Common Stock to be issued as Per Share Stock Consideration pursuant to Section 2.1.2, and (b) an amount of cash equal to the sum of (i) the aggregate cash consideration to be paid as Per Share Cash Consideration pursuant to Section 2.1.2, plus (ii) an amount sufficient to make payment of cash in lieu of any fractional shares pursuant to Section 2.6. All such shares of Purchaser Common Stock and cash deposited with the Exchange Agent pursuant to this Section 2.2.1 is referred to as the “Exchange Fund.”
2.2.2    As soon as reasonably practicable and, in any event within five Business Days after the Effective Date, Purchaser shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock (other than the Excluded Shares), as of the Effective Time, a form of letter of transmittal (which shall be in customary form agreed by the parties and shall specify that delivery will be effected, and risk of loss and title to Certificates or Book-Entry Shares will pass, only upon proper delivery of such

Certificates or Book-Entry Shares to the Exchange Agent upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Per Share Merger Consideration to which such Certificates or Book-Entry Shares are entitled pursuant to this Merger Agreement, and any dividends or other distributions payable pursuant to Section 2.3.
2.2.3    Upon surrender of a Certificate or of Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of a Certificate or of Book-Entry Shares shall be entitled to receive in exchange therefor (a) book-entry shares representing the number of whole shares of Purchaser Common Stock to which such holder is entitled pursuant to Section 2.1.2, (b) cash representing the aggregate amount of cash to which such holder is entitled pursuant to Section 2.1.2, (c) cash in lieu of any fractional share payable pursuant to Section 2.6, and (d) any dividends or distributions payable pursuant to Section 2.3, and such Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. Subject to the letter of transmittal, Purchaser shall mail, or cause to be mailed, a statement of ownership relating to the shares of Purchaser Common Stock and a check for payment of the cash owing within ten Business Days after such a surrender of a Certificate or of Book-Entry Shares.
2.2.4    In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of Company, payment of the Per Share Merger Consideration may be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares so surrendered are registered if properly endorsed or otherwise in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish, to the reasonable satisfaction of Purchaser or the Exchange Agent, that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration and any dividends or other distributions payable pursuant to Section 2.3.
2.3    Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Purchaser Common Stock with a record date on or after the Effective Date shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Purchaser Common Stock that the holder of such unsurrendered Certificate or Book-Entry Share has the right to receive upon the surrender of such unsurrendered Certificate or Book-Entry Share, until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Subject to escheat or other applicable Law, following the surrender of any Certificate or Book-Entry Share, there shall be paid to the record holder of whole shares of Purchaser Common Stock issued in exchange therefor, without interest, with respect to such whole shares of Purchaser Common Stock (a) at the time of such surrender, the amount of dividends or other distributions with a record date and a payment date on or after the Effective Date and on or prior to the date of such surrender, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Date but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Purchaser Common Stock. Subject to escheat or other appliable Law, on each payment date for dividends or other distributions with respect to Purchaser Common Stock that occurs on or after the Effective Date, Purchaser shall deposit into the Exchange Fund an amount of cash (or other property in the case of a non-cash distribution on Purchaser Common Stock) to which the holders of unsurrendered Certificates or Book-Entry Shares will be entitled with respect to the shares of Purchaser Common Stock that the holders of such unsurrendered Certificate or Book-Entry Shares have the right to receive upon the surrender of such Certificates or Book-Entry Shares in accordance with this Article II.
2.4    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to holders of Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Purchaser, upon demand, and any holders of Certificates or Book-Entry Shares who have not then complied with this Article II shall thereafter look only to Purchaser for, and Purchaser shall remain liable for, payment of their claims for the Per Share Merger Consideration and any dividends or other distributions payable pursuant to Section 2.3, in accordance with this Article II.
2.5    No Further Ownership Rights in Company Common Stock. The Per Share Merger Consideration and any dividends or other distributions payable pursuant to Section 2.3 upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been in full satisfaction of all rights pertaining to the Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the close of business on the Closing Date, the share transfer books of Company shall be closed, and there shall be no further registration of transfers on the share transfer books of Company of shares of Company Common Stock that are outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to shares of Company Common Stock, except as otherwise provided in this Merger Agreement or by applicable Law.
2.6    No Fractional Shares. No certificates or scrip representing fractional shares of Purchaser Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions of Purchaser shall be paid with respect to such fractional share interests, and such fractional share interests will not entitle the owner to vote or to have any rights of a holder of shares of Purchaser Common Stock. Notwithstanding any other provision of this Merger Agreement, each holder of Certificates or Book-Entry Shares who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (determined after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu of such fractional part of a share of Purchaser Common Stock, cash (without interest) in an amount equal to the product of (a) such fractional part of a share of Purchaser Common Stock multiplied by (b) the Final Purchaser Price.

2.7    No Liability. To the fullest extent permitted by applicable Law, none of Company, Purchaser, the Surviving Corporation, nor the Exchange Agent will be liable to any Company Shareholder or any other Person in respect of any cash or shares of Purchaser Common Stock properly delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat, or similar Laws. Any portion of the Exchange Fund remaining unclaimed by the Company Shareholders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Purchaser free and clear of any claims or interest of any Person previously entitled thereto.
2.8    Lost, Stolen, or Destroyed Certificates. If any Certificate has been lost, stolen, or destroyed, Purchaser or the Exchange Agent will, upon the receipt of an affidavit of that fact by the holder of such Certificate in form and substance reasonably satisfactory to Purchaser or the Exchange Agent, issue and pay in exchange for such lost, stolen, or destroyed Certificate, the Per Share Merger Consideration and any dividends or other distributions payable pursuant to Section 2.3 payable in respect of the shares of Company Common Stock previously evidenced by such lost, stolen, or destroyed Certificate. Purchaser or the Exchange Agent may, in its discretion and as a condition precedent to the payment of the Per Share Merger Consideration and any dividends or other distributions payable pursuant to Section 2.3, require the owner of such lost, stolen, or destroyed Certificate to deliver a bond in such sum as Purchaser or the Exchange Agent may reasonably direct (which amount shall be consistent with Purchaser’s or the Exchange Agent’s customary procedure for Purchaser’s existing shareholders) as indemnity against any claim that may be made against Purchaser or the Exchange Agent with respect to such Certificate.
2.9    Withholding Rights. Purchaser shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law. To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Entity by Purchaser, such withheld amounts shall be treated for all purposes of this Merger Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Purchaser.
2.10    Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser from time to time provided that no gain or loss thereon shall affect the amounts payable or the timing of the amounts payable to Company Shareholders pursuant to this Article II. The Exchange Fund shall not be used for any purpose except as set forth herein. Any interest and other income resulting from such investments shall be for Purchaser’s account.
2.11    Adjustments. Notwithstanding anything to the contrary in this Article II, if, between the Signing Date and the Effective Time, there is declared (with an effective time prior to the Effective Time) or effected a reorganization, reclassification, recapitalization, stock split (including a reverse stock split), split-up, stock dividend, or stock distribution (including any dividend or distribution of securities convertible into Purchaser Common Stock or Company Common Stock), combination, exchange, or readjustment of shares with respect to, or rights issued in respect of, Purchaser Common Stock or Company Common Stock, the Exchange Ratio shall be proportionately adjusted (to four decimal places) accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Merger Agreement prior to such event. Notwithstanding any other provisions of this Section 2.11, no adjustment shall be made in the event of the issuance of additional shares of Purchaser Common Stock pursuant to any dividend reinvestment plan or direct investment plan of Purchaser, pursuant to the exercise of stock options awarded under any stock option plans of Purchaser or its Subsidiaries, or upon the grant or sale of shares or rights to receive shares to or for the account of any director, employee, or Affiliate of Purchaser or any of its Subsidiaries pursuant to any stock option or other compensation or benefit plan of Purchaser or any of its Subsidiaries, or in connection with the issuance of shares as merger consideration in a transaction where Purchaser is the surviving corporation, or in connection with any offering or issuance of shares pursuant to which Purchaser receives cash or other consideration in exchange for the shares issued.
2.12    Upset Provision.
2.12.1    As used in this Section 2.12, the following terms shall have the meanings indicated below:
“Final Index Price” means the closing price of the KBW Nasdaq Regional Banking Index (KRX) on the last day of the Pricing Period.
“Final Purchaser Price” means the volume weighted average price of Purchaser Common Stock measured over the Pricing Period in transactions reported on The Nasdaq Global Select Market.
“Floor Purchase Price” means 80% of the Initial Purchaser Price.
“Initial Index Price” means $122.37.
“Initial Purchaser Price” means $34.39.
“Pricing Period” means the 15 consecutive trading days ending on the sixth Business Day prior to the Closing Date.
2.12.2    The “Upset Condition” shall have occurred if both of the following conditions exist as of the last day of the Pricing Period: (a) the Final Purchaser Price is less than the Floor Purchaser Price; and (b) the number determined by dividing the Final Purchaser Price by the Initial Purchaser Price is less than the number obtained by subtracting (i) 20% from (ii) the quotient obtained by dividing the Final Index Price by the Initial Index Price.
2.12.3    If the Upset Condition exists as of the last day of the Pricing Period, Company shall have the right, exercisable at any time prior to 5:00 p.m. Michigan time on the second Business Day after the last day of the Pricing Period (the “Exercise Period”) to (a) proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustments as provided in Section 2.11 and Section 2.13, by delivering to Purchaser within the Exercise Period written notice of its decision to do so or by failing to deliver any notice to Purchaser; or (b) request that Purchaser adjust the Exchange Ratio to a ratio computed by multiplying the Exchange Ratio by a fraction that has as its numerator the Floor Purchaser Price and that has as its denominator the Final Purchaser Price (rounded to four decimal places) (the “Adjusted Exchange Ratio”), by delivering to Purchaser within the Exercise Period written notice to such effect (an “Increase Notice”).
2.12.4    If the Upset Condition occurs and Purchaser receives a timely Increase Notice, Purchaser shall either accept or decline the Adjusted Exchange Ratio by delivering written notice of its decision to Company at or before 5:00 p.m. Michigan time on the second Business Day after receipt of the Increase Notice (the “Acceptance Period”). If Purchaser accepts the Adjusted Exchange Ratio within the Acceptance Period, this Merger Agreement shall remain in effect in accordance with its terms except the Exchange Ratio shall be equal to the Adjusted Exchange Ratio. If Purchaser declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, the Merger shall be abandoned and this Merger Agreement shall thereupon terminate without further action by Company or Purchaser effective as of 5:00 p.m. Michigan time on the Business Day following the expiration of the Acceptance Period; provided, that if Purchaser so declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, Company may, by written notice delivered to Purchaser at or before 5:00 p.m. Michigan time on the Business Day following the expiration of the Acceptance Period, elect to proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustments as provided in Section 2.11 and Section 2.13, and, upon such election, no abandonment of the Merger or termination of the Merger Agreement shall be deemed to have occurred, this Merger Agreement shall remain in effect in accordance with its terms, and the Closing shall thereafter occur, in accordance with the terms of this Merger Agreement.
2.13    Potential Shareholders’ Equity Adjustment. At the Effective Time, the Exchange Ratio and the Per Share Cash Consideration shall be adjusted, if applicable, as follows (which exchange ratio, as adjusted as provided below and in Sections 2.11 and 2.12, if applicable, and Per Share Cash Consideration shall become the Exchange Ratio and Per Share Cash Consideration for purposes of this Merger Agreement):
2.13.1    If the Company Consolidated Shareholders’ Equity is less than $48,607,000, (a) the Exchange Ratio shall be decreased to an amount (rounded to four decimal places) determined by multiplying (i) the quotient determined by dividing the Adjusted Stock Purchase Value by the Stock Purchase Value, and (ii) the Exchange Ratio, and (b) the Per Share Cash Consideration shall be decreased by an amount equal to

(i) 25% of the Shareholders’ Equity Price Adjustment, divided by (ii) the total number of shares of Company Common Stock outstanding as of the Effective Time.
2.13.2     As used in this Section 2.13, the following terms shall have the meanings indicated below:
“Adjusted Stock Purchase Value” shall be equal to (a) the Stock Purchase Value minus (b) 75% of the Shareholders’ Equity Price Adjustment, if applicable.
“Shareholders’ Equity Price Adjustment” shall be equal to (a) $48,607,000 minus (b) the Company Consolidated Shareholders’ Equity.
“Stock Purchase Value” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the total number of shares of Company Common Stock outstanding as of the Effective Time multiplied by the Final Purchaser Price.
ARTICLE III
COMPANY’S REPRESENTATIONS AND WARRANTIES
On or prior to the Signing Date, Company has delivered to Purchaser a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article IV. Accordingly, Company hereby represents and warrants to Purchaser as follows, except as set forth on the Company Disclosure Schedule or as otherwise permitted by this Merger Agreement:
3.1    Authorization; No Conflicts; Required Approvals.
3.1.1    Company has the requisite corporate power and authority to execute and deliver this Merger Agreement and, subject to the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Shareholder Approval”), to consummate the transactions contemplated by this Merger Agreement. The Company Board of Directors has unanimously (a) determined that the terms of this Merger Agreement are in substantial compliance with all applicable Laws and in the best interests of Company and the Company Shareholders, and (b) adopted this Merger Agreement, authorized the transactions contemplated by this Merger Agreement and, subject to Section 5.3.5, resolved to recommend approval by the Company Shareholders of this Merger Agreement (such recommendation, the “Company Board Recommendation”). Except for the Company Shareholder Approval, no other corporate proceedings on the part of Company are necessary to authorize this Merger Agreement or to consummate the Merger. This Merger Agreement has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Purchaser) constitutes valid and binding obligations of, Company and is enforceable against Company in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
3.1.2    The execution, delivery, and performance of this Merger Agreement by Company and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Company or any Subsidiary of Company (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”); or (b) any Law or Order applicable to Company or any Company Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 3.1.4.
3.1.3    The execution, delivery, and performance of this Merger Agreement by Company and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Company or any Company Subsidiary is a party or subject, or by which Company or any Company Subsidiary is bound or affected.
3.1.4    No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Merger Agreement by Company other than in connection or compliance with the provisions of the MBCA, compliance with federal and state securities Laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, and the Michigan Banking Code. Company has no Knowledge of any reason why the regulatory approvals referred to in this Section 3.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.
3.2    Organization and Good Standing. Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Michigan. Company has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Company is a financial holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Section 3.2 of the Company Disclosure Schedule describes each activity in which Company or any Company Subsidiary is currently engaged or was engaged at any time since January 1, 2021, that requires or required, as applicable, Company to be registered as a financial holding company (as opposed to a bank holding company) pursuant to the Bank Holding Company Act. Company is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.3    Subsidiaries.
3.3.1    Section 3.3.1 of the Company Disclosure Schedule sets forth a true and complete list of each Company Subsidiary as of the Signing Date. Other than the Company Subsidiaries, Company does not own or hold, directly or indirectly, any equity interest in any other Person. Company or a Company Subsidiary (as set forth in Section 3.3.1 of the Company Disclosure Schedule) owns all of the issued and outstanding capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Company Subsidiary.
3.3.2    Each of the Company Subsidiaries (a) is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified; and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in the case of each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.3.3    The deposits of each Company Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Company Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Company, threatened. Company and each Company Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Company or each Company Subsidiary.
3.4    Capital Stock.
3.4.1    The authorized capital stock of Company consists of 2,000,000 shares, divided into two classes, as follows (i) 1,500,000 shares of common stock, no par value (the “Company Common Stock”), of which 1,000,000 shares are issued and outstanding as of the Signing Date; and (ii) 500,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which no shares are issued and outstanding as of the Signing Date. As of the Signing Date, there are not outstanding (a) any securities convertible into or exchangeable for shares of capital stock of Company or any of its Subsidiaries, (b) options, warrants, or other Contracts or commitments to acquire from Company or any of its Subsidiaries any shares of capital stock of Company or any of its Subsidiaries; or (c) any restricted shares, restricted share units, stock appreciation rights, performance shares, or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value of any shares of capital stock of Company, that have been issued by Company or any of its Subsidiaries.
3.4.2    After the Signing Date, the number of issued and outstanding shares of Company Common Stock and Company Preferred Stock is not subject to any change before the Effective Time.
3.4.3    Other than the issued and outstanding shares of Company Common Stock described in Section 3.4.1, neither Company nor any Company Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Merger Agreement, or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Merger Agreement.
3.4.4    No Company Shareholder will be entitled to any dissenters’ or appraisal rights pursuant to the MBCA, Company’s articles of incorporation, bylaws, or other charter documents, any Contract, or otherwise as a result of the consummation of the Merger.
3.4.5    No outstanding shares of Company Common Stock were issued in violation of any federal or state securities Laws or other applicable Laws. All of the issued and outstanding shares of Company Common Stock have been validly issued and are fully paid and nonassessable, and none of such shares were issued in violation of, or without compliance with, any preemptive rights.
3.5    Financial Statements.
3.5.1    The consolidated financial statements of Company as of and for each of the three years ended December 31, 2025, 2024, and 2023, as audited by Company’s independent accountants, including all schedules and notes, if any, relating to such statements, as previously delivered to Purchaser (collectively, “Company Financial Statements”), fairly present, and the consolidated financial statements of Company as of and for any year-end or quarterly period ending after the Signing Date until the Effective Time, including all schedules and notes, if any, relating to such statements, will fairly present, in all material respects, the consolidated financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Company as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in the Company Financial Statements). No financial statements of any entity or enterprise other than the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of Company.

3.5.2    The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed (or when filed as amended, if applicable):
3.5.2.1    The Consolidated Reports of Condition and Income (Form FFIEC 041) of Bank (including any amendments) as of and for each of the fiscal years ended December 31, 2025, 2024, 2023, and 2022, as filed with the FDIC; and
3.5.2.2    The Parent Company Only Financial Statements for Small Holding Companies (Form FR Y-9SP) of Company (including any amendments) as of and for each of the fiscal years ended December 31, 2025, 2024, 2023, and 2022, as filed with the Federal Reserve Board.
All of such reports required to be filed after the Signing Date and prior to the Effective Time by Company or any Company Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 3.5.2 are collectively referred to as the “Company Call Reports.”
3.6    Absence of Undisclosed Liabilities. There exist no Liabilities of Company or any of the Company Subsidiaries, other than (i) Liabilities that are adequately reflected, reserved for, or disclosed in the Company Financial Statements or the Company Call Reports, (ii) Liabilities incurred in the ordinary course of business of Company and the Company Subsidiaries since December 31, 2025, (iii) Liabilities incurred in connection with this Merger Agreement and the transactions contemplated hereby, or (iv) Liabilities that are not required by GAAP to be set forth on Company’s consolidated balance sheet as of December 31, 2025, which Liabilities would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.7    Absence of Certain Changes or Events. Since December 31, 2024, (a) Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice (other than discussions and negotiations related to this Merger Agreement) and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.8    Legal Proceedings. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no Action pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries. There is no unsatisfied judgment, penalty, or award against Company or any of the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity. No officer or director of Company or any of the Company Subsidiaries is a defendant in any Action commenced by any shareholder of Company or any of the Company Subsidiaries with respect to the performance of his or her duties as an officer or a director of Company or any of the Company Subsidiaries under any applicable Law.
3.9    Regulatory Filings. In the last three years, (a) Company and each Company Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and (b) all such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.
3.10    No Indemnification Claims. To the Knowledge of Company, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other Person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any Contract or arrangement providing for indemnification or reimbursement of any such Person by Company or any Company Subsidiary.
3.11    Compliance with Laws. Company and each Company Subsidiary is, and at all times has been, in compliance in all material respects with all Laws that are or were applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither Company nor any Company Subsidiary has received any written (or, to Company’s Knowledge, oral) notice or other written (or, to Company’s Knowledge, oral) communication from any Governmental Entity or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any applicable Law; or (b) any actual, alleged, possible, or potential obligation on the part of Company or any Company Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any applicable Law.
3.12    Transaction Documents. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in any Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Company and the Company Subsidiaries will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.
3.13    Agreements with Bank Regulators. Neither Company nor any Company Subsidiary is a party to a Regulatory Agreement, nor has Company nor any Company Subsidiary been advised by any Governmental Entity since January 1, 2020 that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) a Regulatory Agreement. Neither Company nor any Company Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve Board to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.
3.14    Tax Matters.
3.14.1    All Tax Returns required by applicable Law to have been filed by Company and each Company Subsidiary have been filed when due (taking into account any extensions), and each such Tax Return was true and correct in all material respects when filed. Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party. All material Taxes that are due and payable by Company and each Company Subsidiary have been paid or properly accrued.
3.14.2    None of the Tax Returns of Company or the Company Subsidiaries filed for any Tax year beginning after December 31, 2019 have been audited by the IRS or any state or local taxing authority. There is no Tax audit or legal or administrative proceeding concerning Tax Returns or the assessment or collection of Taxes pending or, to Company’s Knowledge, threatened with respect to Company or any Company Subsidiary. No claim concerning the calculation, assessment or collection of Taxes has been asserted in writing with respect to Company or any Company Subsidiary except for any claim that has been fully resolved and the costs of such resolution are reflected in the Company Financial Statements. There are no material Liens on any of the assets of Company or any of the Company Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
3.14.3    Since January 1, 2020, neither Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes, which waiver or extension is still open.
3.14.4    Neither Company nor any Company Subsidiary has been included in any “consolidated,” “unitary” or “combined” Tax Return for any taxable period for which the statute of limitations has not expired (other than a group of which Company and one or more Company Subsidiaries are the only members). Neither Company nor any Company Subsidiary is a general partner in any partnership.
3.14.5    Within the past three years, neither Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
3.14.6    The tax positions taken by Company and the Company Subsidiaries in connection with Tax Returns were reasonable. No listed or other reportable transaction within the meaning of Sections 6011, 6111 or 6112 of the Code or any comparable provision of any other applicable Tax Law has been engaged in by, or with respect to, Company or any Company Subsidiary. Company and the Company Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
3.14.7    Neither Company nor any Company Subsidiary has participated in or been a party to a transaction that, as of the Signing Date, constitutes a “listed transaction” for purposes of Section 6011 of the Code (or a similar provision of state Law).
3.14.8    Neither Company nor any Company Subsidiary has taken any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
3.14.9    Since January 1, 2020, there has been no disallowance of a deduction or excise tax imposed under Section 280G of the Code for any amount paid or payable by Company or any Company Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, and neither Company nor any Company Subsidiary has taken any action or has Knowledge of any fact, except to the extent set forth in Section 5.7.12 below, that would reasonably be expected to cause any such disallowance or imposition of excise tax in the future.
3.14.10    Company and the Company Subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.
3.14.11    Each of Company and the Company Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on the Company Financial Statements as of December 31, 2025, December 31, 2024 and December 31, 2023, are sufficient for the payment of all accrued but unpaid Taxes as of the dates indicated, whether or not disputed, with respect to all periods through December 31, 2025.
3.14.12    Neither Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) change in method of accounting for a taxable period ending on or prior to the Closing Date; (b) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (c) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (d) installment sale or open transaction disposition made on or prior to the Closing Date; or (e) prepaid amounts received on or prior to the Closing Date. No property of Company or any Company Subsidiary is “tax exempt use property” within the meaning of Section 168(h) of the Code or directly or indirectly secures any debt the interest on which is exempt from tax under Section 103(a) of the Code. Any federal income tax liability related to bad debt deductions of Company or any Company Subsidiary are recorded in the Company Financial Statements.
3.14.13    Neither Company nor any Company Subsidiary is a party to a Tax sharing, indemnification, or similar Contract, is or has been a member of an affiliated group filing consolidated or combined tax returns (other than a group over which Company is or was the common parent) or otherwise has any liability for the Taxes of any party (other than its Taxes and those of the Company Subsidiaries).
3.14.14    An “ownership change” as defined by Section 382 of the Code has not occurred with respect to Company since December 31, 2021. None of Company’s tax attributes are subject to limitation under Section 382 of the Code and, for purposes of Adjusted Current Earnings (ACE), none of Company’s assets have incurred an adjustment to tax basis due to an ownership change under Section 382.
3.14.15    Neither Company nor any Company Subsidiary (a) has failed to report any compensation as required by Section 409A of the Code; or (b) has taken any action or has Knowledge of any fact that could reasonably be expected to result in any liability under Section 409A of the Code.
3.15    Properties. With respect to each parcel of real property owned by Company or any Company Subsidiary, excluding other real estate owned (“Company Real Property”), and also with respect to each parcel of real property leased or licensed by Company or any Company Subsidiary (“Company-Leased Real Property”):
3.15.1    Company and each Company Subsidiary has good and valid title to, or valid leasehold interests in, all of their respective personal and real properties and assets as used in their respective businesses as presently conducted, and all such personal and real properties and assets, other than personal and real properties and assets in which Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all Liens, except for Permitted Liens.
3.15.2    Except for encroachments that have been insured by a title insurance policy benefitting Company or a Company Subsidiary, no building or improvement to Company Real Property or, to the Knowledge of Company, Company-Leased Real Property encroaches on any easement or property owned by another Person. No building or property owned by another Person encroaches on Company Real Property or, to the Knowledge of Company, Company-Leased Real Property or on any easement benefiting Company Real Property or Company-Leased Real Property. No claim of encroachment has been asserted by any Person with respect to any of Company Real Property or, to the Knowledge of Company, Company-Leased Real Property.
3.15.3    Except as set forth on Section 3.15.3 of the Company Disclosure Schedule, all buildings and improvements to Company Real Property and, to the Knowledge of Company, Company-Leased Real Property are in good condition (normal wear and tear excepted and subject to maintenance and repair in the ordinary course, none of which has been deferred), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.
3.15.4    None of Company Real Property or, to the Knowledge of Company, Company-Leased Real Property is the subject of any condemnation action. To the Knowledge of Company, there is no proposal under active consideration by any public or governmental authority or entity to acquire Company Real Property or Company-Leased Real Property for any governmental purpose.
3.15.5    Each premises comprising Company Real Property and, to the Knowledge of Company, Company-Leased Real Property is a lawfully existing parcel that is: (a) a valid platted parcel; (b) a valid condominium unit; or (c) a lawfully existing parcel within the meaning of the Land Division Act, Act No. 288 of the Public Acts of 1967, as amended.
3.15.6    Each premises comprising Company Real Property and, to the Knowledge of Company, Company-Leased Real Property has both legal and practical pedestrian and vehicular access to a public street.
3.15.7    Company and each Company Subsidiary, as applicable, has paid all amounts due and owing and performed in all material respects all obligations under each agreement that affects any of Company Real Property or Company-Leased Real Property.
3.15.8    With respect to each lease and license pursuant to which Company or any Company Subsidiary, as lessor, lessee, licensor or licensee, has possession or leases or licenses to others any real or personal property, excluding any personal property lease with payments of less than $50,000 per year (each, a “Company Lease”): (a) each Company Lease is valid, effective, and enforceable against the lessor or licensor in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies; (b) there is no existing material default under any Company Lease or any event that with notice or passage of time, or both, would constitute a material default with respect to Company, any Company Subsidiary or, to the Knowledge of Company, any other party to any Company Lease; (c) no Company Lease contains a prohibition against assignment by Company or any Company Subsidiary, by operation of Law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Purchaser or its Subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger; and (d) to the Knowledge of Company, there are no disputes concerning the interpretation of any term, condition, or provision of any Company Leases.
3.15.9    Section 3.15.9 of the Company Disclosure Schedule contains a true, complete, and correct list of all Company Real Property, all Company-Leased Real

Property, all Company Leases, and all parcels of other real estate owned by the Company or any Company Subsidiary as of the Signing Date.
3.16    Intellectual Property. Company and the Company Subsidiaries own, or have a valid license or other valid right to use, all material Intellectual Property as used in their business as presently conducted; it being understood that the foregoing shall not be construed to expand or diminish the scope of the non-infringement representations and warranties that follow in this Section 3.16. No Actions, suits, or other proceedings are pending or, to the Knowledge of Company, threatened that Company or any of the Company Subsidiaries is infringing, misappropriating, or otherwise violating the rights of any Person with regard to any Intellectual Property. To the Knowledge of Company, no Person is infringing, misappropriating, or otherwise violating the rights of Company or any of the Company Subsidiaries with respect to any Intellectual Property owned or purported to be owned by Company or any of the Company Subsidiaries (collectively the “Company-Owned Intellectual Property”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of Company: (a) no circumstances exist that could reasonably be expected to give rise to any (i) Action that challenges the rights of Company or any of the Company Subsidiaries with respect to the validity or enforceability of the Company-Owned Intellectual Property or (ii) claim of infringement, misappropriation, or violation by the Company or any Company Subsidiary of the Intellectual Property rights of any Person, and (b) the consummation of the transactions contemplated by this Merger Agreement will not give rise to any claim by any Person to a right to own, purchase, transfer, use, alter, impair, extinguish or restrict any Company-Owned Intellectual Property or Intellectual Property licensed to Company or any Company Subsidiary.
3.17    Required Licenses and Permits. Company and each Company Subsidiary hold all material Permits and other rights from all appropriate Governmental Entities necessary for the conduct of its business substantially as presently conducted and all such Permits and rights are in full force and effect. Bank is an approved seller-servicer for each mortgage investor with whom it conducts business, all of which are identified in Section 3.17 of the Company Disclosure Schedule, and holds all necessary permits, authorizations, or approvals necessary to carry on a mortgage banking business.
3.18    Material Contracts and Change of Control.
3.18.1    For the purposes of this Merger Agreement, the term “Company Material Contract” means any of the following Contracts to which Company or any of the Company Subsidiaries is a party or bound as of the Signing Date:
3.18.1.1    each Contract that limits (or purports to limit) the ability of Company or any of the Company Subsidiaries to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements);
3.18.1.2    each Contract that would be required to be filed by Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K on Form 10-

K under the Exchange Act as if Company were required to file a Form 10-K as of the Signing Date;
3.18.1.3    each Contract that creates a partnership or joint venture to which Company or any of the Company Subsidiaries is a party;
3.18.1.4    each Contract with a correspondent banker;
3.18.1.5    each Contract relating to the borrowing of money by Company or any Company Subsidiary or guarantee by Company or any Company Subsidiary of such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, FHLB advances, and trade payables incurred in the ordinary course of business consistent with past practice) in excess of $50,000;
3.18.1.6    each Contract that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, or otherwise) or material assets, other than this Merger Agreement, pursuant to which Company or any of the Company Subsidiaries has any continuing obligations, contingent, or otherwise;
3.18.1.7    each Contract that grants any right of first refusal or right of first offer or similar right or that limits the ability of Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;
3.18.1.8    other than the voting agreements required by this Merger Agreement, each voting agreement or registration rights agreement with respect to the capital stock of Company to which the Company or any of the Company Subsidiaries is a party or of which the Company has Knowledge;
3.18.1.9    each Contract granting Company or any Company Subsidiary the right to use, restricting Company’s or any Company Subsidiary’s right to use, or granting any other Person the right to use Intellectual Property that is material to the conduct of Company’s or any Company Subsidiary’s business (including any license, franchise agreement, co-existence agreement, concurrent-use agreement, settlement agreement or other similar type Contract) (other than “off the shelf” shrink-wrap license agreements or other similar license agreements);
3.18.1.10    each Contract that limits the payment of dividends by Company or any Company Subsidiary;
3.18.1.11    except loan agreements made in accordance with Regulation O, each Contract between Company or any Company Subsidiary, on the one hand, and, on the other hand (a) any officer or director of Company or a Company Subsidiary, or (b) to the Knowledge of Company, any (i) record or beneficial owner of 5% or more of the voting securities of Company, (ii) Affiliate or family member of any such officer, director, or record or beneficial owner, or (iii) other Affiliate of Company, except in each case those Contracts of a type generally available to all employees of Company;
3.18.1.12    each Contract for any one capital expenditure or a related series of capital expenditures, the aggregate amount of which is in excess of $50,000;
3.18.1.13    each Contract or commitment to make a loan not yet fully disbursed or funded to any Person, wherein the undisbursed or unfunded amount exceeds $500,000, except for lines of credit and approved construction loan commitments existing as of the Signing Date;
3.18.1.14    each Contract or commitment for a loan participation agreement with any other Person;
3.18.1.15    each Contract with an employee of Company or any Company Subsidiary (excluding Company Benefit Plans);
3.18.1.16    each contract not entered into in the ordinary course of business that involves expenditures or receipts by the Company or any Company Subsidiary in excess of $50,000;
3.18.1.17    each Contract pursuant to which any Person is or would be entitled to receive any payment from the Company or any Company Subsidiary as a result of the consummation of the Merger or the other transactions contemplated by this Merger Agreement (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;
3.18.1.18    each Contract (other than ordinary and customary banking relationships) that would require any payment to another party upon termination in excess of $25,000; and
3.18.1.19    each Contract that could reasonably be expected to have a Company Material Adverse Effect.
3.18.2    Prior to the Signing Date, Company has delivered or made available to Purchaser a true and complete copy of each Company Material Contract in effect as of the Signing Date. Section 3.18.2 of the Company Disclosure Schedule contains a true, correct, and complete list of all Company Material Contracts. Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Company Material Contracts are in full force and effect as of the date of this Merger Agreement, (b) neither Company nor any of the Company Subsidiaries is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Company Material Contract, (c) to the Knowledge of Company, no other party to any Company Material Contract is in breach of or in default under any Company Material Contract, and (d) neither Company nor any Company Subsidiary has received written notice of breach or termination (or proposed breach or termination) of any Company Material Contract.
3.18.3    There is no Company Material Contract under which (a) a consent or approval is required, (b) a prohibited assignment by operation of Law could occur, (c) a waiver or loss of any right could occur, or (d) an acceleration of any obligation could occur, in each case as a result of the execution and delivery of this Merger Agreement or the consummation of the transactions contemplated herein, where any such occurrence would reasonably be expected to (i) materially interfere with the ordinary course of business conducted by Company, any Company Subsidiary or the Surviving Corporation or (ii) have a Company Material Adverse Effect.
3.19    Labor and Employment Matters.
3.19.1    Company and all of the Company Subsidiaries are in material compliance with all applicable Laws relating to labor and employment practices (including with respect to the classification of, or compensation or benefits provided to, any consultant or independent contractor). There is no unfair labor practice charge or complaint pending before the NLRB or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries. During the past three years there has been no labor strike, slowdown, work stoppage, or lockout, pending or, to the Knowledge of Company, threatened against or affecting Company or any of the Company Subsidiaries. To the Knowledge of Company, there is no representation claim or petition pending before the NLRB or any similar foreign agency relating to the employees of Company or any Company Subsidiary. Company has not received written notice of charges with respect to or relating to Company or any Company Subsidiary pending before the Equal Employment Opportunity Commission or other Governmental Entity responsible for the prevention of unlawful employment practices. Neither Company nor any Company Subsidiary has received any written notice from any Governmental Entity responsible for the enforcement of labor or employment Laws of an intention to conduct an investigation of Company or any Company Subsidiary and, to the Knowledge of Company, no such investigation has been threatened. To the Knowledge of Company, there is no factual basis for any valid claim or charge with regard to such employment-related matters that could result in a loss to Company or the Company Subsidiaries of more than $50,000.
3.19.2    Neither Company nor any Company Subsidiary is party to, bound by, or negotiating any Collective Bargaining Agreement or any other Contract with any labor organization, union, works council, employee representative or association relating to the employees of Company or any Company Subsidiary.

3.19.3    Except as set forth in Section 3.19.3 of Company Disclosure Schedule, all salaried employees, hourly employees, and temporary employees of Company and any Company Subsidiary are employed on an at-will basis by Company or the applicable Company Subsidiary and may be terminated at any time with or without cause and without any severance or other liabilities to Company or any Company Subsidiary, or have signed an agreement or acknowledged in writing that their employment is at will. There has been no written representation by Company or any Company Subsidiary made to any employees that commits Company, any Company Subsidiary, or the Surviving Corporation to retain them as employees for any period of time subsequent to the Closing.
3.19.4    Since January 1, 2021, neither Company nor any Company Subsidiary has effectuated a “plant closing” or a “mass lay off” (in each case, as defined in the WARN Act), in either case affecting any site of employment or facility of Company or any Company Subsidiary, except in compliance with the WARN Act and any applicable state laws pertaining to such matters.
3.19.5    There is no audit, investigation, charge, or proceeding with respect to a material violation of any occupational health and safety standards that is pending or unremedied, or to the Knowledge of Company, threatened against Company or any Company Subsidiary. Company and all of the Company Subsidiaries are in material compliance with all applicable occupational health and safety Laws.
3.19.6    Neither Company nor any Company Subsidiary is a party or subject to any Contract that restricts Company or any Company Subsidiary from relocating, closing, or terminating any of its operations or facilities or any portion of its operations or facilities.
3.19.7    Except as set forth in Section 3.20.5 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Merger Agreement will not create Liabilities for any act by Company or any Company Subsidiary on or prior to the Closing under any Collective Bargaining Agreement, Contract or Company Benefit Plan.
3.19.8    Company has implemented commercially reasonable procedures to ensure that all employees who are performing services for Company or any Company Subsidiary in the United States are legally permitted to work in the United States and will be legally permitted to work in the United States for the Surviving Corporation or any of its Subsidiaries following the consummation of the transactions contemplated by this Merger Agreement.
3.19.9    The policies, programs, and practices of Company and all Company Subsidiaries relating to equal opportunity and affirmative action, wages, employee classifications (including independent contractor versus employee and exempt versus non-exempt), hours of work, employee disabilities, employment termination, employment discrimination, employee safety, labor relations, and other terms and conditions of employment are in compliance in all material respects with applicable Law governing or relating to employment and employer practices and facilities.
3.19.10    There is no existing or outstanding material obligation of Company or the Company Subsidiaries, whether arising by operation of Law, civil or common, by contract, or by past custom, for any Employment-Related Payment to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of Company and/or the Company Subsidiaries and paid when due or duly accrued in the ordinary course of business in accordance with GAAP. For purposes of this Merger Agreement, “Employment-Related Payments” include any payment to be made with respect to any contract for employment or severance agreement; unemployment compensation benefits; profit sharing, pension, employee stock ownership plan or retirement benefits; social security benefits; compensation; fringe benefits, including vacation or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.
3.19.11    Except as set forth in Section 3.20.1 of the Company Disclosure Schedule, Company and the Company Subsidiaries are not parties to, or bound by, any oral or written, express or implied, (a) plan, Contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, restricted stock, stock appreciation rights, stock awards, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing; or (b) plan, Contract, arrangement, understanding or practice with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former director, employee or any spouse, child, member of the same household, estate or survivor of any director or employee or former director or employee.
3.20    Employee Benefits.
3.20.1    Company has delivered or made available to Purchaser true and complete copies of all Company Benefit Plans. Each Company Benefit Plan is in material compliance with all applicable requirements of ERISA, the Code and all other applicable Laws and has been administered in accordance with its terms and such Laws. Each Company Benefit Plan is listed in Section 3.20.1 of the Company Disclosure Schedule.
3.20.2    Each Company Benefit Plan intended to qualify under Section 401(a) of the Code or under Section 501(c)(9) of the Code, as indicated in Section 3.20.2 of the Company Disclosure Schedule, has received a favorable determination, advisory, or opinion letter from the IRS that it is so qualified, and the related trusts have been determined to be exempt from taxation, or is established on a pre-approved form or prototype of plan document that has received or requested a favorable opinion or advisory letter from the IRS that such form or plan document is so qualified or exempt. A copy of the most recent determination, advisory, or opinion letter with respect to each such Company Benefit Plan has been delivered to Purchaser, and no condition exists or existed and nothing has occurred prior to or since the date of each such letter that would reasonably be expected to result in disqualification. Each such Company Benefit Plan has been operated in accordance with its terms in all material respects. All contributions, payments or premiums required to be made with respect to any Company Benefit Plan by Company have been timely made, and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and each of Company and the Company Subsidiaries have performed all material obligations required to be performed under all Company Benefit Plans with respect to which Company or any ERISA Affiliate of Company has an obligation to contribute.
3.20.3    Except as set forth in Section 3.20.3 of the Company Disclosure Schedule, neither Company nor any ERISA Affiliate of Company participates in or has ever participated in any Multiemployer Plan, and neither Company nor any ERISA Affiliate of Company maintains or contributes to, or is party to, and, at no time since January 1, 2016 maintained, contributed to, or was a party to, any plan, program, agreement or policy that (a) is a “defined benefit plan” within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA, (b) is a “multiple employer plan” within the meaning of Section 3(37) of ERISA (and, to the extent relevant, Section 413(c) of the Code), (c) [reserved], (d) is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code, (e) is a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9), or (f) is primarily for the benefit of employees who reside outside of the United States.
3.20.4    Except as set forth in Section 3.20.4 of the Company Disclosure Schedule, or as required by Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state Laws requiring continuation of benefits coverage following termination of employment, neither Company nor any Company Subsidiary provides health or welfare benefits for any retired or former employee following such employee’s retirement or other termination of service.
3.20.5    Except as set forth in Section 3.20.5 of the Company Disclosure Schedule, the execution, delivery of, and performance by Company of its obligations under the transactions contemplated by this Merger Agreement (either alone or upon the occurrence of any additional or subsequent event) will not (a) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, independent contractors, agents or directors of Company or any of the Company Subsidiaries; (b) result in the triggering or imposition of any restrictions or limitations on the right of Company or any of the Company Subsidiaries to amend or terminate any Company Benefit Plan; or (c) result in any “excess parachute payments” within the meaning of Section 280G(b)(1)

of the Code, determined after giving effect to any applicable contractual cutback provisions.
3.20.6    Company and the Company Subsidiaries may, subject to the limitations imposed by applicable Law and the terms of the applicable Company Benefit Plan, without the consent of any employee, beneficiary, or other Person, prospectively terminate, modify, or amend any such Company Benefit Plan effective as of any date on or after the Signing Date.
3.20.7    With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code), such plan has been operated and administered in compliance with Section 409A of the Code and the regulations promulgated thereunder. Neither Company nor any of the Company Subsidiaries have entered into any agreement or arrangement to, and do not otherwise have any obligation to, indemnify or hold harmless any Person for any Liability that results from the failure to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder.
3.20.8    No stock options, stock appreciation rights, or other grants of stock-based awards by Company or any Company Subsidiaries were backdated, spring-loaded, or granted at less than fair market value.
3.20.9    There is no pending or, to the Knowledge of Company, threatened Action with respect to any Company Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.
3.20.10    Except as set forth in Section 3.20.10 of the Company Disclosure Schedule, since January 1, 2024, neither Company nor any of the Company Subsidiaries have agreed or otherwise committed to adopt any new plan, program, agreement or policy that would constitute a Company Benefit Plan or result in participation in a Multiemployer Plan or increase or improve the compensation, benefits, or terms and conditions of employment or service of any director, officer, employee, or consultant, except (a) in the ordinary course of business consistent with past practice, or (b) as required by applicable Law or any applicable Company Benefit Plan.
3.20.11    Each of the Company Benefit Plans that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA is in material compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable. Neither Company nor any of the Company Subsidiaries have any material Liability in the nature of retroactive rate adjustment or loss sharing arrangement relating to any Company Benefit Plan arising out of events occurring on or before the Closing, other than liabilities that have been accrued or reserved for in the Company Financial Statements in accordance with GAAP.
3.20.12    No Company Benefit Plan and no trust created thereunder has been involved in any nonexempt “prohibited transaction” as defined in Section 4975 of the

Code or in Sections 406 and 408 of ERISA which has subjected, or would reasonably be expected to subject, a Company Benefit Plan or related trust or Company or any Company Subsidiary to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
3.20.13    No Company Benefit Plan that is a qualified plan under Section 401(a) of the Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued or merged into another plan or trust, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (“PBGC”), where applicable, as required by the Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS to the extent required by the Code and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.
3.20.14    Other than as expressly addressed in Section 3.20.5 (related to Section 280G of the Code), no payment that is owed or may become due to any director, officer, employee, or agent of Company or any Company Subsidiary will be non-deductible or subject to any penalty or excise tax; nor do any Company Benefit Plans require Company or a Company Subsidiary to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.
3.20.15    No Company Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code and no trust created thereunder has incurred, subsequent to January 1, 2019, an “accumulated funding deficiency” as defined in Section 412(a) of the Code and Section 302 of ERISA (whether or not waived).
3.20.16    All material contributions and payments made or accrued with respect to all Company Benefit Plans and any related trusts, accounts or other funding vehicles that are intended or designed for favorable tax consequences or tax treatment have been made or accrued in accordance with applicable Law in all material respects. Assets of any Company Benefit Plan or any related trust, account or other funding vehicle that is intended or designed to be free from taxation of its income are not subject to any such or similar tax. No event has occurred or circumstance exists that would reasonably be expected to result in the loss of the intended tax consequences of any such Company Benefit Plan or any related trust, account or other funding vehicle.
3.20.17    There is no payment that has become due from any Company Benefit Plan, any trust created thereunder, or from Company or any Company Subsidiary that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

3.20.18    No statement, either written or oral, has been made by Company or any Company Subsidiary to any Person with regard to any Company Benefit Plan that was not materially consistent with the Company Benefit Plan.
3.20.19    Except as set forth on Section 3.20.19 of the Company Disclosure Schedule, neither Company nor any Company Subsidiary provides health or welfare benefits that are self-insured, each of which is maintained pursuant to a cafeteria plan.
3.20.20    Neither Company nor any Company Subsidiary has any liability to any governmental or regulatory body with respect to any Company Benefit Plan or any related trust, account, or other funding vehicle. Neither Company nor any Company Subsidiary owes premiums to the PBGC that are due but unpaid or has been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.
3.20.21    The assets and liabilities of each Company Benefit Plan have been reported on the Company Financial Statements in accordance with GAAP.
3.20.22    Section 3.20.22 of the Company Disclosure Schedule contains a true, correct, and complete listing of all of the material Liabilities, potential Liabilities, and obligations of Company and each Company Subsidiary, including the time periods over which such amounts are to be paid, to each participant, former participant, beneficiary, alternate payee, or other party under any Company Benefit Plan that either (a) exists at the Closing Date and is sponsored, maintained, or contributed to by Company or any of its Subsidiaries, or (b) exists or existed at the Closing Date or prior thereto, in respect of which Company or any of its Subsidiaries has any Liability, other than liabilities under the Company’s 401(k) Plan, the ESOP and Company’s health plan.
3.21    Environmental Matters. Except for any matters that have not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) Company and each of the Company Subsidiaries is and has been in material compliance with and has no material Liability under applicable Environmental Laws; (b) Company and each of the Company Subsidiaries possesses, has possessed, and is and has been in material compliance with, all required Environmental Permits; (c) there are no facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against Company or any of the Company Subsidiaries; (d) no Releases of Hazardous Materials have occurred and no Person has been exposed to any Hazardous Materials at, from, in, to, on, or under any Company Site and no Hazardous Materials are present in, on, about or migrating to or from any Company Site that could give rise to an Environmental Claim against Company or any of the Company Subsidiaries; and (e) neither Company, nor any of the Company Subsidiaries, nor any predecessors of Company or any of the Company Subsidiaries, nor any entity previously owned by Company or any of the Company Subsidiaries, has transported or arranged for the treatment, storage, handling, disposal, containment, generation, manufacture, management, or transportation of any Hazardous Material to any off-site location which has or could result in an Environmental Claim against Company or any of the Company Subsidiaries. The Company has no Knowledge of any matter described in the preceding sentence, disregarding the Company Material Adverse Effect qualifier at the beginning of the sentence. To the Knowledge of Company, the Company Sites are free of asbestos, except for asbestos that has been properly sealed and encapsulated to the extent required by all applicable Environmental Laws and workplace safety and health Laws and regulations. No Company Site contains, and to the Knowledge of Company has ever contained, any underground tanks for the storage of Hazardous Materials. There are no Environmental Claims pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries has entered into or is subject to, any judgment, decree, order or other similar requirement of or agreement with any Governmental Entity under any Environmental Laws. Neither Company nor any of the Company Subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any Person for any Liability, arising under or relating to Environmental Laws.
3.22    Investment Bankers and Brokers. Company has employed Hovde Group (“Company Investment Banker”) in connection with the Merger. Company, the Company Subsidiaries, and their respective Representatives have not employed or engaged any broker, finder, or investment banker other than Company Investment Banker in connection with this Merger Agreement or the Merger. Other than the fees and expenses payable by Company to Company Investment Banker in connection with the Merger, as described in Section 3.22 of the Company Disclosure Letter, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Company or any Company Subsidiary to any Person with respect to the Merger Agreement or the consummation of the Merger.
3.23    Fairness Opinion. The Company Board of Directors has received the oral opinion of the Company Investment Banker, to the effect that, as of the Signing Date and based on and subject to the assumptions, qualifications, and limitations contained in this Merger Agreement, the Merger Consideration is fair to the Company Shareholders from a financial point of view.
3.24    Insurance. Company and the Company Subsidiaries maintain in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. The aggregate amount of unsatisfied claims under such insurance as to which the insurance carrier has denied liability does not exceed $50,000. Since January 1, 2020, no insurance company has canceled or refused to renew a policy of insurance covering Company’s or any Company Subsidiary’s assets, properties, premises, operations, directors, or personnel. Company and the Company Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense or indemnification or both may be available to Company or the Company Subsidiaries.
3.25    Loans; Allowance for Credit Losses.
3.25.1    Each loan, loan agreement, note, lease, or other borrowing agreement by the Company Bank, any participation therein, and any guaranty, renewal, or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial

Statements or reports filed with any Governmental Entity is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.
3.25.2    All Company Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the board of directors of the Bank and in the ordinary course of business, consistent with past practices. The Bank’s interest in all Company Loans is free and clear of any security interest, Lien, encumbrance, or other charge, and, the Bank has complied in all material respects with all Laws relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of Company or the Bank or any Affiliate of an executive officer or director of Company or the Bank during the five (5) years immediately preceding the Signing Date.
3.25.3    Section 3.25.3 of the Company Disclosure Schedule lists, as of December 31, 2025, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Bank or any Affiliate of any such executive officer or director.
3.25.4    The Bank’s allowance for credit losses reflected in the Company Financial Statements was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and applicable Laws, was established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate under the requirements of GAAP and all applicable Laws to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.
3.25.5    None of the Company Loans is subject to any material offset or claim of offset. The aggregate loan balances in excess of the Bank’s allowance credit losses are, based on past credit loss experience, collectible in accordance with their terms and all uncollectible loans have been charged off.

3.25.6    In originating, underwriting, servicing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, Company and each Company Subsidiary has complied in all material respects with all applicable terms and conditions of such obligations and with all applicable Laws, Contracts, rules, and procedures.
3.26    Mortgage Banking Business. Except as set forth in Section 3.26 of the Company Disclosure Schedule:
3.26.1    The Company and the Company Subsidiaries have complied in all material respects with, and all documentation in connection with the origination, processing, underwriting, and credit approval of any mortgage loan originated, purchased, or serviced by the Company or any Company Subsidiary has satisfied in all material respects, (i) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company or any Company Subsidiary and any Agency, Loan Investor, or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor, or Insurer, and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan.
3.26.2    No Agency, Loan Investor, or Insurer has (i) claimed in writing that the Company or any Company Subsidiary has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any Company Subsidiary to any Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of the Company or any Company Subsidiary, or (iii) indicated in writing to the Company or any Company Subsidiary that it has terminated or intends to terminate its relationship with the Company or any Company Subsidiary for poor performance, poor loan quality, or concern with respect to the Company’s or any Company Subsidiary’s compliance with applicable Law.
3.27    Investments.
3.27.1    Section 3.27 of the Company Disclosure Schedule includes a complete and correct list and description as of December 31, 2025, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities, and securities purchased under agreements to resell that are owned by Company or any Company Subsidiary (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. Company and each Company Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any Liens, mortgages, security interests, encumbrances, or charges, except to the extent such Company Investment Securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of Company or the Bank. The Company Investment Securities are valued on the books of Company and the Bank in accordance with GAAP.
3.27.2    Except as may be imposed by applicable securities Laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Company or any Company Subsidiary to dispose of such investment at any time. With respect to all material repurchase agreements to which Company or any Company Subsidiary is a party, Company or such Company Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.
3.27.3    None of Company or any Company Subsidiary has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require Company or any Company Subsidiary to repurchase or otherwise reacquire any such Company Investment Securities.
3.27.4    All Derivative Transactions, whether entered into for the account of Company or any Company Subsidiary or for the account of a customer of Company or any Company Subsidiary, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable Laws and in accordance with the investment, securities, commodities, risk management, and other policies, practices, and procedures employed by Company and the Company Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid, and binding obligations of Company or one of the Company Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Company and the Company Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.28    Risk Management Instruments. Except as set forth in Section 3.28 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, option agreements, futures and forward contracts or other similar derivative transactions and risk management arrangements or agreements. All instruments, agreements and arrangements set forth in Section 3.28 of the Company Disclosure Schedule were entered into in the ordinary course of business consistent with past practice and in accordance with applicable Law and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or the applicable Company Subsidiary enforceable in accordance with their terms and are in full force and effect. The Company and each Company Subsidiary have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.29    Deposits. All deposits held by any Company Subsidiary that is a depository institution (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of such Company Subsidiary, and (b) all applicable Laws, including money laundering Laws and anti-terrorism, or embargoed persons requirements.
3.30    Securities Laws Matters. None of Company or the Company Subsidiaries is or ever has been required to file periodic reports with the SEC. Company has filed all reports, notices, and/or other communications required as a result of the Company Common Stock being listed on the over-the-counter (OTC) market, and Company is in material compliance with all applicable Laws and other rules relating to such listing. Since January 1, 2020, neither Company nor any of the Company Subsidiaries has Knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any Company Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion, or claim that Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness.
3.31    Books and Records. The books and records of Company are, in all material respects, complete and accurately reflect the basis for the financial condition, results of operations, business, assets, and capital of Company on a consolidated basis as set forth in the Company Financial Statements, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Company and the Company Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. All such minute books and related exhibits or attachments for all meetings since January 1, 2024 have been made available for Purchaser’s review prior to the Signing Date without material omission or redaction (other than with respect to the minutes relating to the Merger).
3.32    Community Reinvestment Act. Each Company Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.
3.33    Joint Ventures; Strategic Alliances. Neither Company nor any Company Subsidiary is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated Person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.
3.34    Shareholder Rights Plan. Company does not have in effect any shareholder rights plan, “poison pill,” or similar plan or arrangement.
3.35    Organizational Documents. The articles of incorporation and bylaws of Company and any similar governing documents for each of the Company Subsidiaries, representing true, accurate, and complete copies of such corporate documents in effect as of the Signing Date have been delivered to Purchaser.
3.36    BSA/AML; Customer Information. Neither the Company nor any Company Subsidiary is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist that would cause the Company or any Company Subsidiary to be deemed (a) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (b) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company or any Company Subsidiary pursuant to 12 C.F.R. Part 364. Neither the Company nor any Company Subsidiary is aware of any facts or circumstances that would cause it to believe that any non-public customer information or information technology networks controlled by and material to the operation of the business of the Company or any Company Subsidiary has been disclosed to or accessed by an unauthorized third party in a manner that would require it undertake any material remedial action. The Board of Directors of the Company (or, where appropriate, the Board of Directors (or similar governing body) of any of the Company Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act, and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and the Company and Company Subsidiaries have complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
3.37    Company-Related Persons. No Company-Related Person has any loan, credit, or other Contract outstanding with Company or any Company Subsidiary that does not conform to applicable rules and regulations of the FDIC, the Federal Reserve Board, or any other Governmental Entity with jurisdiction over Company or any Company Subsidiary. Other than in a capacity as a shareholder, director, or executive officer of Company or any Company Subsidiary, no Company-Related Person owns or controls any material assets or properties that are used in the business of Company or any Company Subsidiary. Other than ordinary and customary banking relationships and verbal agreements entered into in the ordinary course of business consistent with past practice for compensation, no Company-Related Person has any contractual relationship with Company or any Company Subsidiary. No Company-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Company or any Company Subsidiary in a principal amount of $250,000 or more.
3.38    Disaster Recovery and Business Continuity. Company and Company Subsidiaries have developed and implemented a contingency planning program in accordance with industry standards to evaluate the effect of significant events that may adversely affect the customers, assets, or employees of Company and Company Subsidiaries, which program ensures that Company and Company Subsidiaries can recover their mission critical functions and which program complies in all material respects with the requirements of applicable Laws. Company has furnished to Purchaser a true and correct copy of its disaster recovery and business continuity arrangements.
3.39    Loan Guarantees. All guarantees of indebtedness owed to Company or any Company Subsidiary, including those of the Federal Housing Administration, the Small Business Administration, and any other Governmental Entity, are valid and enforceable, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.
3.40    Data Security and Customer Privacy. Company and each Company Subsidiary is in compliance in all material respects with (a) all applicable Laws and applicable requirements of Governmental Entities regarding the security of each of their customers’ data and the systems operated by Company and each Company Subsidiary, and (b) their respective privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.
3.41    Policies and Procedures. Company and each Company Subsidiary have complied in all material respects with the policies and procedures as formally adopted and disclosed to Purchaser as applicable to the periods when those policies and procedures were in effect.
3.42    Cannabis Business. Without limiting the generality of any other representation or warranty contained in this Merger Agreement:
3.42.1    Company and Company Subsidiaries have established, implemented, and maintain written policies, procedures, and internal controls reasonably designed to ensure compliance with the Bank Secrecy Act, the USA PATRIOT Act, and all applicable anti-money laundering laws and regulations with respect to its lending and deposit relationships with Cannabis-Related Borrowers, including compliance with the Financial Crimes Enforcement Network's guidance titled “BSA Expectations Regarding Marijuana-Related Businesses” (FIN-2014-G001) dated February 14, 2014, as amended, supplemented, or superseded from time to time (the “FinCEN Cannabis Guidance”). Without limiting the generality of the foregoing, Company and Company Subsidiaries have filed, and continue to file, Suspicious Activity Reports with respect to Cannabis-

Related Borrowers in accordance with the FinCEN Cannabis Guidance and applicable law.
3.42.2    Prior to extending credit to any Cannabis-Related Borrower, Company and Company Subsidiaries conducted, and have continued to conduct on an ongoing basis, due diligence reasonably designed to (a) verify that the Cannabis-Related Borrower is duly licensed under applicable state and local law to engage in cannabis-related activities, (b) confirm that the Cannabis-Related Borrower’s operations are conducted in compliance with applicable state and local cannabis laws and regulations, (c) assess and monitor the Cannabis-Related Borrower for any indicators of illegal activity, including activity that would implicate any of the red flags or priorities identified in the FinCEN Cannabis Guidance, and (d) identify and report any suspicious activity in accordance with applicable law.
3.42.3    All loan agreements, security agreements, and related documentation with Cannabis-Related Borrowers contain representations, warranties, covenants, and events of default that are customary for cannabis-related lending transactions, including provisions requiring the Cannabis-Related Borrower to (a) maintain all licenses and permits required under applicable state and local law, (b) comply with all applicable state and local cannabis laws and regulations, (c) notify Company and Company Subsidiaries promptly of any regulatory action, investigation, or inquiry, and (d) permit Company and Company Subsidiaries to conduct periodic compliance reviews.
3.42.4    Neither Company, nor any Company Subsidiary, nor, to the Knowledge of the Company, any Cannabis-Related Borrower is subject to any pending or threatened enforcement action, investigation, inquiry, cease and desist order, memorandum of understanding, consent order, or other formal or informal regulatory action by any federal, state, or local governmental authority arising out of or relating to the lending activities of Company and Company Subsidiaries with Cannabis-Related Borrowers. Neither Company nor any Company Subsidiary has received any written communication from any federal or state banking regulator expressing concern regarding, or requesting that Company or any Company Subsidiary cease or curtail, its provision of any loans, extensions of credit, or other banking products or services to Cannabis-Related Borrowers.
3.42.5    Company and Company Subsidiaries have disclosed to its primary federal banking regulator, in the manner and to the extent required by applicable law and regulatory guidance, the nature and scope of its lending activities with Cannabis-Related Borrowers.
3.43    Change in Business Relationships. As of the Signing Date, Company has not received written notice that any customer, agent, representative, supplier of Company or any Company Subsidiary, or other person with whom Company or any Company Subsidiary has a contractual relationship, intends to discontinue, diminish, or change its relationship with Company or any Company Subsidiary in any material respect, whether on account of the Merger or otherwise.

3.44    No Other Representations or Warranties. Except for the representations and warranties made by Company and the Company Subsidiaries in this Article III, neither Company nor any other Person makes or has made any representation or warranty with respect to Company or the Company Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise), or prospects, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.
ARTICLE IV
PURCHASER’S REPRESENTATIONS AND WARRANTIES

On or prior to the Signing Date, Purchaser has delivered to Company a schedule (the “Purchaser Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V. Accordingly, Purchaser hereby represents and warrants to Company as follows, except as set forth in the Purchaser Disclosure Schedule or as otherwise permitted by this Merger Agreement:
4.1    Authorization; No Conflicts; Required Approvals.
4.1.1    Purchaser has the requisite corporate power and authority to execute and deliver this Merger Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated by this Merger Agreement. The Purchaser Board of Directors has (a) determined that the terms of this Merger Agreement are in substantial compliance with all applicable Laws and in the best interests of Purchaser and Purchaser’s shareholders, and (b) adopted this Merger Agreement and authorized the transactions contemplated by this Merger Agreement. No other corporate proceedings on the part of Purchaser are necessary to authorize this Merger Agreement or to consummate the Merger. This Merger Agreement has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Company) constitutes valid and binding obligations of, Purchaser and is enforceable against Purchaser in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The issuance of the shares of Purchaser Common Stock constituting a portion of the Merger Consideration has been duly authorized by the Purchaser Board of Directors and there are sufficient shares of Purchaser Common Stock authorized but unissued to complete the Merger, and when issued, the shares of Purchaser Common Stock constituting a portion of the Merger Consideration will be fully paid and non-assessable. Purchaser will have sufficient cash to pay the portion of the Merger Consideration consisting of cash.

4.1.2    The execution, delivery, and performance of this Merger Agreement by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Purchaser or any Subsidiary of Purchaser (each a “Purchaser Subsidiary” and collectively, the “Purchaser Subsidiaries”); or (b) any Law or Order applicable to Purchaser or any Purchaser Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4.
4.1.3    The execution, delivery, and performance of this Merger Agreement by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Purchaser or any Purchaser Subsidiary is a party or subject, or by which Purchaser or any Purchaser Subsidiary is bound or affected.
4.1.4    No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity or any stock market, stock exchange or over-the-counter market on which Purchaser Common Stock is listed or quoted for trading is necessary for the consummation of the transactions contemplated by this Merger Agreement by Purchaser other than in connection or compliance with the provisions of the MBCA, compliance with federal and state securities Laws, notices filed with Nasdaq, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, and the Michigan Banking Code. Purchaser has no Knowledge of any reason why the regulatory approvals referred to in this Section 4.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.
4.2    Organization and Good Standing. Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Michigan. Purchaser has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Purchaser is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Purchaser is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.3    Subsidiaries.
4.3.1    Section 4.3.1 of the Purchaser Disclosure Schedule contains a true and complete list of each Purchaser Subsidiary as of the Signing Date. Other than the Purchaser Subsidiaries, Purchaser does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5% rather than 25%), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Except as set forth in Section 4.3.1 of the Purchaser Disclosure Schedule, Purchaser or a Purchaser Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Purchaser Subsidiaries, free and clear of any claim or Lien of any kind. All of the issued and outstanding shares of capital stock or other equity interests of each Purchaser Subsidiary have been, as applicable, duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, or any similar right. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Purchaser Subsidiary.
4.3.2    Each of the Purchaser Subsidiaries (a) is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in the case of each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser has made available to Company true, correct and complete copies of the organizational documents of each Purchaser Subsidiary (and all amendments thereto) as currently in effect, and no Purchaser Subsidiary is in default in the performance, observation or fulfillment of its obligations under such documents, except for such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.
4.3.3    The deposits of each Purchaser Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Purchaser Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Purchaser, threatened. Purchaser and each Purchaser Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Purchaser or each Purchaser Subsidiary.
4.4    Capital Stock.
4.4.1    The authorized capital stock of Purchaser consists of 500,200,000 shares, divided into two classes, as follows (a) 500,000,000 shares of common stock, no par value (the “Purchaser Common Stock”), of which 20,585,869 shares were issued and outstanding as of the Signing Date; and (b) 200,000 shares of preferred stock, no par value (the “Purchaser Preferred Stock”), of which no shares were issued and outstanding as of the Signing Date. Except for the Purchaser Share-Based Awards, as of the Signing

Date, there is no security or class of securities outstanding that represents or is convertible into capital stock of Purchaser.
4.4.2    Section 4.4.2 of the Purchaser Disclosure Schedule sets forth, as of the Signing Date, the number of shares of Purchaser Common Stock that are authorized and reserved for issuance under each Purchaser Stock Plan, and the number of shares of Purchaser Common Stock that are subject to outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock-based awards (collectively, “Purchaser Share-Based Awards”).
4.4.3    All Purchaser Share-Based Awards have been awarded under one or more plans sponsored by Purchaser under which options, restricted stock, and other stock-based awards are granted and the award agreements thereunder (collectively, “Purchaser Stock Plans”). As of the Signing Date, there are no other compensatory awards outstanding pursuant to which Purchaser Common Stock is issuable. All outstanding shares of Purchaser Common Stock and all Purchaser Common Stock reserved for issuance under the Purchaser Stock Plans, when issued in accordance with the respective terms of the Purchaser Stock Plans, are or will be duly authorized, validly issued, fully paid, and non-assessable and not issued in violation of any preemptive rights, purchase option, call or right of first refusal rights.
4.4.4    After the Signing Date, the number of issued and outstanding shares of Purchaser Common Stock and Purchaser Preferred Stock is not subject to any change before the Effective Time pursuant to any binding contracts, other than (a) the issuance of shares of Purchaser Common Stock upon the exercise of any Purchaser Share-Based Awards granted pursuant to a Purchaser Stock Plan, and (b) the grant of new Purchaser Share-Based Awards by Purchaser.
4.4.5    Neither Purchaser nor any Purchaser Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger, this Merger Agreement or the issuance of Purchaser Common Stock that constitutes the Merger Consideration, or that entitle the holder or holders to consent to, or withhold consent on, the Merger, this Merger Agreement, or the issuance of Purchaser Common Stock that constitutes the Merger Consideration. No vote or consent of the holders of Purchaser Common Stock is required, whether by Law, agreement, or otherwise, in connection with this Merger Agreement, the transactions contemplated hereby, or the consummation of such transactions.
4.5    Financial Statements.
4.5.1    The consolidated financial statements of Purchaser as of and for each of the three years ended December 31, 2025, 2024, and 2023, as audited by Purchaser’s independent accountants, including all schedules and notes, if any, relating to such statements, as filed by Purchaser with the SEC (collectively, “Purchaser Financial Statements”), fairly present, and the consolidated financial statements of Purchaser as of and for any year-end or quarterly period ending after the Signing Date until the Effective

Time, including all schedules and notes, if any, relating to such statements, will fairly present, in all material respects, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Purchaser as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in the Purchaser Financial Statements). The Purchaser Financial Statements have complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. No financial statements of any entity or enterprise other than the Purchaser Subsidiaries are required by GAAP to be included in the consolidated financial statements of Purchaser. The Purchaser Financial Statements have been prepared from, and are in accordance with, the books and records of Purchaser and the Purchaser Subsidiaries.
4.5.2    The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed (or when filed as amended, if applicable):
4.5.2.1    The Consolidated Reports of Condition and Income (Form FFIEC 041) of each Purchaser Subsidiary required to file such reports (including any amendments) as of and for each of the fiscal years ended December 31, 2025, 2024, 2023, and 2022, as filed with the FDIC; and
4.5.2.2    The Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and Parent Company Only Financial Statements for Large Bank Holding Companies (Form FR Y-9LP) for Purchaser (including any amendments) as of and for each of the fiscal years ended December 31, 2025, 2024, 2023, and 2022, as filed with the Federal Reserve Board.
All of such reports required to be filed after the Signing Date and prior to the Effective Time by Purchaser or any Purchaser Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 4.5.2 are collectively referred to as the “Purchaser Call Reports.”
4.6    Absence of Certain Changes or Events. Since December 31, 2024, (a) Purchaser and the Purchaser Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.7    Legal Proceedings. There is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchaser Subsidiaries that (a) as of the Signing Date, challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b)  except as may be disclosed in the Purchaser SEC Documents, has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. There is no material unsatisfied judgment, penalty, or award against Purchaser or any of the Purchaser Subsidiaries. Neither Purchaser nor any of the Purchaser Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.8    Regulatory Filings. In the last three years, (a) Purchaser and each Purchaser Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and (b) all such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.
4.9    Conduct of Business. Purchaser and each Purchaser Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
4.10    Transaction Documents. None of the information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in any Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Registration Statement and Proxy Statement relating to Purchaser and the Purchaser Subsidiaries will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.
4.11    Agreements with Bank Regulators. Neither Purchaser nor any Purchaser Subsidiary is a party to any Regulatory Agreement, nor has Purchaser nor any Purchaser Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) a Regulatory Agreement. Neither Purchaser nor any Purchaser Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve Board to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.
4.12    Tax Matters.

4.12.1    All Tax Returns required by applicable Law to have been filed by Purchaser and each Purchaser Subsidiary have been filed when due (taking into account any applicable extensions), and each such Tax Return was true, correct and complete in all material respects when filed. Purchaser and each Purchaser Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any third party. All income and other material Taxes that are due and payable by Purchaser and each Purchaser Subsidiary have been paid.
4.12.2    None of the Tax Returns of Purchaser or the Purchaser Subsidiaries filed for any Tax year beginning after December 31, 2020 have been audited by the IRS or any federal, state, local or foreign taxing authority. There is no tax audit or legal or administrative proceeding concerning Tax Returns or the assessment or collection of Taxes ongoing or pending or, to Purchaser's Knowledge, threatened with respect to Purchaser or any Purchaser Subsidiary and the Purchaser has not been notified in writing of any such threatened audit or proceeding. No claim concerning the calculation, assessment or collection of Taxes has been asserted with respect to Purchaser or any Purchaser Subsidiary except for any claim that has been fully resolved and the costs of such resolution fully paid and reflected in the Purchaser Financial Statements. There are no material Liens on any of the assets of Purchaser or any of the Purchaser Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
4.12.3    No claim has been made by any taxing authority in any jurisdiction where the Purchaser does not file Tax Returns that Purchaser is, or may be, subject to Tax by that jurisdiction.
4.12.4    The amount of the Purchaser’s Liability for unpaid Taxes for all periods ending on or before December 31, 2025 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Purchaser Financial Statements. The amount of the Purchaser’s Liability for unpaid Taxes for all periods following December 31, 2025 shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Purchaser.
4.12.5    Since January 1, 2020, no private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Purchaser.
4.12.6    Since January 1, 2020, neither Purchaser nor any Purchaser Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes, which waiver or extension is still open.
4.12.7    Neither Purchaser nor any Purchaser Subsidiary has been included in any "consolidated," "unitary" or "combined" Tax Return for any taxable period for which the statute of limitations has not expired (other than a group of which Purchaser is the common parent). Neither Purchaser nor any Purchaser Subsidiary is a general partner in any partnership.
4.12.8    In any year for which the applicable statute of limitations remains open, neither Purchaser nor any Purchaser Subsidiary has been or has purported to be a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
4.12.9    The Purchaser is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period in Section 897(c)(1)(a) of the Code.
4.12.10    The tax and audit positions taken by Purchaser and the Purchaser Subsidiaries in connection with Tax Returns were reasonable and asserted in good faith. No listed or other reportable transaction within the meaning of Sections 6011, 6111 or 6112 of the Code or any comparable provision of any other applicable Tax Law has been engaged in by, or with respect to, Purchaser or any Purchaser Subsidiary. Purchaser and the Purchaser Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
4.12.11    Neither Purchaser nor any Purchaser Subsidiary has participated in or been a party to a transaction that, as of the Signing Date, constitutes a "listed transaction" for purposes of Section 6011 of the Code (or a similar provision of state Law).
4.12.12    Neither Purchaser nor any Purchaser Subsidiary has taken any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
4.12.13    Since January 1, 2020, there has been no disallowance of a deduction or excise tax imposed under Section 280G of the Code for any amount paid or payable by Purchaser or any Purchaser Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, and neither Purchaser nor any Purchaser Subsidiary has taken any action or has Knowledge of any fact, except to the extent set forth in Section 5.7.12 below, that would reasonably be expected to cause any such disallowance or imposition of excise tax in the future.
4.12.14    Purchaser and the Purchaser Subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.
4.12.15    Each of Purchaser and the Purchaser Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on the Purchaser Financial Statements are sufficient for the payment of all accrued but unpaid Taxes as of the dates of the applicable Purchaser Financial Statement, whether or not disputed.
4.12.16    Neither Purchaser nor any Purchaser Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) change in method of accounting for a taxable period ending on or prior to the Closing Date; (b) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (c) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (d) installment sale or open transaction disposition made on or prior to the Closing Date; or (e) prepaid amounts received or deferred revenue accrued on or prior to the Closing Date. No property of Purchaser or any Purchaser Subsidiary is "tax exempt use property" within the meaning of Section 168(h) of the Code or directly or indirectly secures any debt the interest on which is exempt from tax under Section 103(a) of the Code. Any federal income tax liability related to bad debt deductions of Purchaser or any Purchaser Subsidiary are recorded in the Purchaser Financial Statements.
4.12.17    Neither Purchaser nor any Purchaser Subsidiary is a party to a Tax sharing, indemnification or similar agreement, is or has been a member of an affiliated group filing consolidated or combined tax returns (other than a group over which Purchaser is the common parent) or otherwise has any liability for the Taxes of any party other than Purchaser and the Purchaser Subsidiaries.
4.12.18    There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Purchaser under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law). Neither Purchaser nor any Purchaser Subsidiary (a) has failed to report any compensation as required by Section 409A of the Code; or (b) has taken any action or has Knowledge of any fact that could reasonably be expected to result in any liability under Section 409A of the Code.
4.13    Properties. With respect to each parcel of real property owned by Purchaser or any Purchaser Subsidiary, excluding all other real estate owned (“Purchaser Real Property”), and also with respect to each parcel of real property leased by Purchaser or any Purchaser Subsidiary (“Purchaser-Leased Real Property”):
4.13.1    Purchaser and each Purchaser Subsidiary has good and valid title to, or valid leasehold interests in, all of their Purchaser Real Property and Purchaser-Leased Real Property free and clear of all Liens, except for Permitted Liens.
4.13.2    None of Purchaser Real Property or, to the Knowledge of Purchaser, Purchaser-Leased Real Property is the subject of any condemnation action. To the

Knowledge of Purchaser, there is no proposal under active consideration by any public or governmental authority or entity to acquire Purchaser Real Property or Purchaser-Leased Real Property for any governmental purpose.
4.13.3    Purchaser and each Purchaser Subsidiary, as applicable, has paid all amounts due and owing and performed in all material respects all obligations under each agreement that affects any of Purchaser Real Property or Purchaser-Leased Real Property.
4.14    Intellectual Property. Purchaser and the Purchaser Subsidiaries exclusively own, or have a valid license or other valid right to use, all material Intellectual Property as used in their business as presently conducted; it being understood that the foregoing shall not be construed to expand or diminish the scope of the non-infringement representations and warranties that follow in this Section 4.14. No Actions, suits or other proceedings are pending or, to the Knowledge of Purchaser, threatened that Purchaser or any of the Purchaser Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property. To the Knowledge of Purchaser, no Person is infringing, misappropriating or otherwise violating the rights of Purchaser or any of the Purchaser Subsidiaries with respect to any Intellectual Property owned or purported to be owned by Purchaser or any of the Purchaser Subsidiaries (collectively the “Purchaser-Owned Intellectual Property”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, to the Knowledge of Purchaser no circumstances exist which could reasonably be expected to give rise to any (i) Action that challenges the rights of Purchaser or any of the Purchaser Subsidiaries with respect to the validity or enforceability of the Purchaser-Owned Intellectual Property or (ii) claim of infringement, misappropriation, or violation by the Purchaser of the Intellectual Property rights of any Person.
4.15    Required Licenses, Permits, Etc. Purchaser and each Purchaser Subsidiary hold all material Permits and other rights from all appropriate Governmental Entities necessary for the conduct of its business substantially as presently conducted. All such material Permits and rights are in full force and effect, and none of Purchaser or any Purchaser Subsidiaries has received any notice (whether written or, to the Knowledge of the Purchaser, oral) of any pending or threatened action by any Governmental Entity to suspend, revoke, cancel or limit any Permit.
4.16    Employee Benefits.
4.16.1    Each Purchaser Benefit Plan is in compliance with all applicable requirements of ERISA, the Code and all other applicable Laws and has been administered in accordance with its terms and such Laws, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.16.2    Each Purchaser Benefit Plan intended to qualify under Section 401(a) of the Code or under Section 501(c)(9) of the Code has received a favorable determination, advisory, or opinion letter from the IRS that it is so qualified, and the related trusts have been determined to be exempt from taxation, or is established on a pre-approved form or prototype of plan document that has received or requested a favorable opinion or advisory letter from the IRS that such form or plan document is so qualified or exempt. To the Knowledge of Purchaser, no condition exists or existed and nothing has occurred prior to or since the date of the most recent determination, advisor, or opinion letter with respect to each such Purchaser Benefit Plan that would reasonably be expected to result in disqualification. All contributions, payments or premiums required to be made with respect to any Purchaser Benefit Plan by Purchaser have been timely made, and all benefits accrued under any unfunded Purchaser Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP.
4.16.3    Neither Purchaser nor any ERISA Affiliate of Purchaser participates in any Multiemployer Plan, and neither Purchaser nor any ERISA Affiliate of Purchaser maintains or contributes to, or is liable for or a party to, any plan, program, agreement or policy that (a) is a “defined benefit plan” within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA, (b) is a “multiple employer plan” within the meaning of Section 3(37) of ERISA (and, to the extent relevant, Section 413(c) of the Code), (c) is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code, (d) is a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9), or (e) is primarily for the benefit of employees who reside outside of the United States.
4.16.4    Each Purchaser Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance with Section 409A of the Code in all material respects.
4.16.5    There is no pending or, to the Knowledge of Purchaser, threatened Action with respect to any Purchaser Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.
4.16.6    Neither Purchaser nor any Purchaser Subsidiary has any liability to any governmental or regulatory body with respect to any Purchaser Benefit Plan or any related trust, account or other funding vehicle.
4.16.7    The assets and liabilities of each Purchaser Benefit Plan have been reported on the Purchaser Financial Statements in accordance with GAAP.
4.17    Environmental Matters.
4.17.1    Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (a) Purchaser and each of the Purchaser Subsidiaries is and has been in compliance with and has no Liability under applicable Environmental Laws; (b) Purchaser and each of the Purchaser Subsidiaries possesses, has possessed and is and has been in compliance with all required Environmental Permits; (c) there are no Environmental Claims pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchaser Subsidiaries, and, to the Knowledge of Purchaser, there are no facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against Purchaser or any of the Purchaser Subsidiaries; (d) no Releases of Hazardous Materials have occurred and no Person has been exposed to any Hazardous Materials at, from, in, to, on, or under any Purchaser Site and no Hazardous Materials are present in, on, about or migrating to or from any Purchaser Site that could give rise to an Environmental Claim against Purchaser or any of the Purchaser Subsidiaries; (e) neither Purchaser nor any of the Purchaser Subsidiaries has entered into or is subject to, any judgment, decree, order or other similar requirement of or agreement with any Governmental Entity under any Environmental Laws; (f) neither Purchaser nor any of the Purchaser Subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any Person for any Liability arising under or relating to Environmental Laws; and (g) neither Purchaser, any predecessors of Purchaser or any of the Purchaser Subsidiaries, nor any entity previously owned by Purchaser or any of the Purchaser Subsidiaries, has transported or arranged for the treatment, storage, handling, disposal, containment, generation, manufacture, management or transportation of any Hazardous Material to any off-Site location which has or could result in an Environmental Claim against Purchaser or any of the Purchaser Subsidiaries.
4.17.2    Without limiting the generality of Section 4.17.1, to the Knowledge of Purchaser, the Purchaser Sites are free of asbestos except for asbestos that has been properly sealed and encapsulated to the extent required by all applicable Environmental Laws and all workplace safety and health Laws and regulations.
4.17.3    No Purchaser Site contains, and to the Knowledge of Purchaser has ever contained, any underground tanks for the storage of Hazardous Materials. Each underground storage tank presently or previously located on any Purchaser Site has been operated, maintained and removed or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any Release of a Hazardous Material to the environment that has not been fully remediated.
4.18    Investment Bankers and Brokers. Purchaser has employed KBW (“Purchaser Investment Banker”) in connection with the Merger. Purchaser, the Purchaser Subsidiaries, and their respective Representatives have not employed or engaged any broker, finder, or investment banker other than Purchaser Investment Banker in connection with this Merger Agreement or the Merger. Other than the fees and expenses payable by Purchaser to Purchaser Investment Banker in connection with the Merger, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Purchaser or any Purchaser Subsidiary to any Person with respect to the Merger Agreement or the consummation of the Merger.
4.19    Allowance for Credit Losses.
The allowance for credit losses as reflected in Purchaser's consolidated financial statements and the Purchaser’s regulatory reports as of December 31, 2025, in the reasonable opinion of Purchaser's management, (a) was adequate to meet all reasonably anticipated credit losses, net of recoveries related to loans previously charged off as of those dates, (b) was consistent with

GAAP and safe and sound banking practices, and (c) conforms to recommendations and comments in reports of examination in all material respects.
4.20    Securities Laws Matters.
4.20.1    Purchaser has filed each registration statement, report, proxy statement, information statement or schedule, together with all amendments thereto, that were required to be filed with the SEC by Purchaser since January 1, 2021 (the “Purchaser SEC Documents”), and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Purchaser SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and published rules and regulations of the SEC, and none of such Purchaser SEC Documents contained at the time they were filed (or if amended or superseded by a filing prior to the date of this Merger Agreement, then on the date of such filing) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
4.20.2    Each of the principal executive officer of Purchaser and the principal financial officer of Purchaser (or each former principal executive officer of Purchaser and each former principal financial officer of Purchaser, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the SEC Documents, and the statements contained in such certifications are in material compliance with the requirements of the Exchange Act and SOX. For purposes of this Merger Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither Purchaser nor any of the Purchaser Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, arranged any outstanding “extensions of credit” to or for directors or executive officers of Purchaser in violation of Section 402 of SOX.
4.20.3    Purchaser maintains a system of “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, and such system is maintained in compliance with such rules.
4.20.4    Purchaser has not received any written notification from its outside auditors of any (a) “significant deficiency” or (b) “material weakness” in Purchaser’s internal controls over financial reporting since January 1, 2021. To the Knowledge of Purchaser, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by Purchaser. For purposes of this Merger Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof.
4.21    Insurance. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, Purchaser and the

Purchaser Subsidiaries maintain in full force and effect insurance policies on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry, and the Purchaser and the Purchaser Subsidiaries are in compliance with, and not in default under, any such insurance policy. There is no unsatisfied claim of $50,000 or more under such insurance as to which the insurance carrier has denied liability. Since January 1, 2021, no insurance company has canceled or failed to renew a policy of insurance covering Purchaser’s or any Purchaser Subsidiary's assets, properties, premises, operations, directors or personnel. Purchaser and the Purchaser Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense or indemnification or both may be available to Purchaser or the Purchaser Subsidiaries.
4.22    Investment Securities.
4.22.1    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, each of Purchaser and the Purchaser Subsidiaries have good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the Purchaser Financial Statements or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Purchaser or Purchaser Subsidiaries. Such securities and commodities are valued on the books of the Purchaser in accordance with GAAP in all material respects.
4.22.2    Purchaser and the Purchaser Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Purchaser believes are prudent and reasonable in the context of such businesses, and, to the knowledge of Purchaser, Purchaser and the Purchaser Subsidiaries have been in material compliance with such policies, practices and procedures in all material respects since January 1, 2021.
4.23    No Undisclosed Liabilities. Except for those Liabilities (a) that are fully reflected or reserved against in the most recent consolidated balance sheet of Purchaser and the Purchaser Subsidiaries, (b) incurred in connection with this Merger Agreement and the transactions contemplated hereby, or (c) incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Purchaser and the Purchaser Subsidiaries, neither Purchaser nor any of the Purchaser Subsidiaries has any Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.
4.24    Books and Records. The books and records of Purchaser are, in all material respects, complete and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Purchaser on a consolidated basis set forth in the Purchaser Financial Statements, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Purchaser and the Purchaser Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. Since January 1, 2021, the minutes of each meeting (or corporate action without a meeting) of any such shareholders, boards, or committees have been duly prepared and are contained in such minute books.
4.25    Community Reinvestment Act. Each Purchaser Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.
4.26    Bank Secrecy Act. Neither Purchaser nor any Purchaser Subsidiary has been notified of any material supervisory criticisms or charges alleging noncompliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering Laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.
4.27    No Other Representations or Warranties. Except for the representations and warranties made by Purchaser and the Purchaser Subsidiaries in this Article IV, neither Purchaser nor any other Person makes or has made any representation or warranty with respect to Purchaser or the Purchaser Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Company or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.
ARTICLE V
COVENANTS
5.1    Conduct of Business by Company. Company shall, and shall cause each of the Company Subsidiaries to, during the period from the Signing Date and ending at the earlier of the Effective Time and the termination of this Merger Agreement in accordance with Article VII, except as permitted by this Merger Agreement, as required by applicable Law, or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed), conduct its business in the ordinary course of business, consistent with past practices in all material respects, and, to the extent consistent therewith, Company shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and the Company Subsidiaries’ business organization and advantageous customer and business relationships and keep available the services of the present officers and employees. Without limiting the generality of the foregoing, between the Signing Date and ending at the earlier of the Effective Time and the termination of this Merger Agreement in accordance with Article VII, except as otherwise permitted by this Merger Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule or as required by applicable Law, Company shall not, nor shall it permit any of the Company Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

5.1.1    amend its articles of incorporation or bylaws (or other comparable organizational documents);
5.1.2    (a) split, combine, or reclassify any securities issued by Company or any of the Company Subsidiaries, (b) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any securities issued by Company or any of the Company Subsidiaries, or (c) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock, except for distributions to or from the Company Subsidiaries, and except for quarterly dividends by Company in an amount not to exceed $0.35 per share of Company Common Stock and paid in a manner consistent with past practice with respect to the timing of the declaration, payment and record date of such dividend;
5.1.3    issue, sell, pledge, dispose of, or encumber any securities issued by Company or any of the Company Subsidiaries;
5.1.4    except as required by applicable Law or the express terms of any Company Benefit Plan or Contract in effect as of the Signing Date, except for customary salary increases granted in December or January in amounts in the ordinary course of business consistent with past practice, and except for customary salary increases commiserate with promotions or elevations in title in the ordinary course of business consistent with past practice (following consultation with Purchaser), (a) increase the compensation (including bonus opportunities) payable or that could become payable by Company or any of the Company Subsidiaries to directors, officers, or to any employees; (b) enter into any new or amend in any material respect any existing employment, consulting, severance, termination, retention, or change in control agreement with any of its past or present officers, directors, or employees, (c) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Benefit Plan; (d) grant any severance or termination pay unless provided under any Company Benefit Plan; (e) grant any compensatory awards that are payable in, relate to, or are determined by reference to the value of, Company Common Stock; or (f) fund or in any other way secure any payment of compensation or benefit under any Company Benefit Plan;
5.1.5    acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or division of a business or, except for transactions with or among wholly-owned Subsidiaries, make any capital contributions to any Person, other than (a) incident to foreclosures in connection with debts previously contracted in good faith, or (b) acquisitions of personal property in the ordinary course of business consistent with past practice;
5.1.6    (a) except in the ordinary course of business consistent with past practice, transfer, license, sell, lease, or otherwise dispose of any material assets, including the capital stock or other equity interests in any Company Subsidiary, provided however, the foregoing shall not apply to dealings with financial assets or investment securities nor prohibit Company and the Company Subsidiaries from transferring, licensing, selling, leasing, or disposing of obsolete or unused equipment, fixtures, or assets, in each case in the ordinary course of business consistent with past practice; or (b) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
5.1.7    except in the ordinary course of business consistent with past practice, repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person;
5.1.8    make any application for the opening, relocation, or closing of any branch office, loan production office, or other material office or facility, or open, relocate, or close any branch office, loan production office, or other material office or facility;
5.1.9    enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiration date), any Company Material Contract (or any Contract that would be a Company Material Contract if it existed as of the Signing Date), other than in the ordinary course of business consistent with past practice;
5.1.10    institute, settle or compromise any Actions pending or threatened before any arbitrator, court, or other Governmental Entity (a) involving the payment of monetary damages or an admission of liability by Company or any Company Subsidiary of any amount exceeding $50,000, (b) involving injunctive or similar relief or (c) having a material impact on Company’s business;
5.1.11    make any material change in any method of financial accounting principles or practices, in each case except for any such change required or to be required by a change in GAAP or applicable Law;
5.1.12    (a) settle or compromise any material Tax claims, audits, or assessments in excess of the amount reserved for such claims, audits, or assessments as set forth on the books and records of Company, (b) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, or (c) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Company or the Company Subsidiaries;
5.1.13    enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies or practices, except in the ordinary course of business consistent with past practice or as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries;

5.1.14    enter into loan transactions not in accordance with, or consistent with, past practices of Company and the Company Subsidiaries;
5.1.15    enter into any new credit or new lending relationships that would require an exception to Company’s or any Company Subsidiary’s loan policy as in effect as of the Signing Date or that are not in compliance with the provisions of such loan policy, except for policy exceptions taken in the normal course for similarly-sized loans; or other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “borrowing affiliate”) if such Person or such borrowing affiliate is the obligor under any indebtedness to Company or any Company Subsidiary that constitutes a nonperforming loan or against any part of such indebtedness Company or any Company Subsidiary has established loss reserves or any part of which has been charged-off by Company or any Company Subsidiary;
5.1.16    fail to maintain an allowance for credit losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);
5.1.17    fail to (a) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Law, or (b) place on non-accrual any Company Loans or leases that are past due greater than 90 days;
5.1.18    except as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;
5.1.19    restructure or materially change the nature of the composition of its investment securities portfolio through purchases, sales, or otherwise, or its policies with respect to the classification or reporting of such portfolios;
5.1.20    fail to promptly notify Purchaser of the threat (to the Knowledge of Company) or commencement of any material Action against, relating to, or affecting: (a) Company or any Company Subsidiary; (b) Company’s or any Company Subsidiary’s directors, officers, or employees in their capacities as such; (c) Company’s or any Company Subsidiary’s assets, liabilities, businesses, or operations; or (d) the Merger or this Merger Agreement;
5.1.21    take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Company or any of the Company Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede, or materially delay the consummation of the transactions contemplated by this Merger Agreement, or

(b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied;
5.1.22    fail to comply in all material respects with applicable Law and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any Law is being contested in good faith and Purchaser has been notified of such contest;
5.1.23    make or renew any charitable contributions, gifts, commitments, or pledges of cash or other assets in an aggregate amount in excess of $15,000 except for commitments disclosed in Section 5.1.23 of the Company Disclosure Schedule;
5.1.24    foreclose upon or otherwise take title to, or possession or control of, any real property without first obtaining a Phase I environmental report with respect to such property, prepared by a reliable and qualified Person, which indicates that there are no recognized environmental conditions with respect to such property, provided however, that no such report shall be required with respect to single-family, non-agricultural residential property to be foreclosed upon unless Company has Knowledge that such property might contain any Hazardous Materials; or
5.1.25    agree or commit to do any of the foregoing.
For the purposes of this Section 5.1, prior written consent of Purchaser shall be deemed to have been given with respect to any matter for which Company has requested consent, in writing and delivered to the chief executive officer and chief financial officer of Purchaser but Purchaser has not responded in writing within five Business Days of such request.
5.2    Conduct of Business by Purchaser. Between the Signing Date and ending at the earlier of the Effective Time and the termination of this Merger Agreement in accordance with Article VII, except as otherwise permitted by this Merger Agreement or as required by applicable Law, Purchaser shall conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, Purchaser shall and shall cause each of the Purchaser Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and the Purchaser Subsidiaries’ business organization and advantageous business relationships, and Purchaser shall not, nor shall it permit any of the Purchaser Subsidiaries to, without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed):
5.2.1    amend Purchaser’s articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Company Common Stock relative to the holders of Purchaser Common Stock;
5.2.2    take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Purchaser or any of the Purchaser Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Merger Agreement, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied;
5.2.3    fail to comply in all material respects with applicable Law and internal policies and procedures formally adopted by its board of directors applicable to the conduct of its business, except to the extent and the application of any Law is being contested in good faith and the Company has been notified of such contest; or
5.2.4    agree or commit to do any of the foregoing.
For the purposes of this Section 5.2, prior written consent of Company shall be deemed to have been given with respect to any matter for which Purchaser has requested consent, in writing and delivered to the chief executive officer and chief financial officer of Company but Company has not responded in writing within five Business Days of such request.
5.3    No Solicitation by Company.
5.3.1    Except as specifically permitted by this Section 5.3, Company shall not and shall cause each of its Subsidiaries and Representatives not to, during the period from the Signing Date until the earlier of the Effective Time and the termination of this Merger Agreement in accordance with Article VII, directly or indirectly, (a) solicit, initiate, encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, or (b) engage or enter into, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with, any Acquisition Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt to make an Acquisition Proposal. Company shall, and shall cause each of the Company Subsidiaries and each of its and the Company Subsidiaries’ Representatives to (i) immediately upon execution of this Merger Agreement, cease any solicitation, encouragement, discussions, or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal as of the Signing Date, (ii) request promptly thereafter that such Person promptly return or destroy all confidential information concerning Company and the Company Subsidiaries delivered or made available to such Person or its Representatives by Company, the Company Subsidiaries, or any Representatives thereof, in connection with its consideration of an Acquisition Proposal and any summaries, analyses, or extracts thereof or based thereon, and any files, copies, or records containing such information in any computer or electronic media, and (iii) immediately upon execution of this Merger Agreement, terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

5.3.2    Notwithstanding anything to the contrary contained herein, if at any time prior to obtaining the Company Shareholder Approval, Company or any of its Representatives receives an Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any breach of this Section 5.3, then Company and its Representatives may (a) contact such Person or group of Persons and their Representatives to request that such Person or group of Persons provide clarification of any term or condition of such Acquisition Proposal that the Company Board of Directors determines in good faith to be ambiguous or unclear, and (b) if the Company Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Company Superior Proposal, (i) furnish, pursuant to an Acceptable Company Confidentiality Agreement, information (including non-public information) with respect to Company and the Company Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal and their respective Representatives; provided that Company shall (subject to the terms of the Confidentiality Agreement) promptly make available to Purchaser (through an electronic data room or otherwise), and concurrently provide express written notification, via electronic mail notification to Purchaser in accordance with the applicable provisions of Section 9.8, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to Purchaser or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives; provided further that Company shall promptly provide to Purchaser (A) a copy of any Acquisition Proposal made in writing by any such Person or group of Persons to Company, any of the Company Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Acquisition Proposal, and (B) a written summary of the material terms of any such Acquisition Proposal not made in writing. For the purposes of this Merger Agreement, “Acceptable Company Confidentiality Agreement” means any confidentiality agreement that contains terms that are no less favorable to Company than those contained in the Confidentiality Agreement.
5.3.3    Company shall keep Purchaser reasonably informed of any material developments, discussions, or negotiations regarding any Acquisition Proposal on a reasonably current basis and shall notify Purchaser of the status of such Acquisition Proposal. Company agrees that it and the Company Subsidiaries will not enter into any confidentiality or other agreement with any Person subsequent to the Signing Date that prohibits Company from providing any information to Purchaser in accordance with this Section 5.3.
5.3.4    Except as permitted by Section 5.3.5, the Company Board of Directors shall not (a) (i) fail to recommend to the Company Shareholders that the Company Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw, or modify, or publicly propose to change, qualify, withhold, withdraw, or modify, in a manner adverse to

Purchaser, the Company Board Recommendation, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look, and listen” communication by the Company Board of Directors consistent with Rule 14d-9(f) of the Exchange Act (as if such provisions are applicable to Company), or (iv) adopt, approve, or recommend, or publicly propose to approve or recommend to the Company Shareholders, an Acquisition Proposal (actions described in this clause (a) being referred to as a “Company Adverse Recommendation Change”), or (b) cause or permit Company or any of the Company Subsidiaries to enter into any letter of intent, agreement, or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement) (each, a “Company Acquisition Agreement”).
5.3.5    Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, the Company Board of Directors may, in connection with a bona fide written Acquisition Proposal made after the Signing Date (or that was made prior to the Signing Date and remade after the Signing Date) that did not result from any breach of this Section 5.3, make a Company Adverse Recommendation Change or terminate this Merger Agreement pursuant to Section 7.1.8 to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Acquisition Proposal, if and only if, prior to taking such action, Company has complied with its obligations under this Section 5.3 and the Company Board of Directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Company Superior Proposal; provided however, that prior to taking any such action (a) Company has given Purchaser at least five Business Days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal) and has contemporaneously provided a copy to Purchaser of all written materials (including all transaction agreements and related documents) with or from the party making such Company Superior Proposal, (b) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Merger Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, and (c) following the end of such notice period, the Company Board of Directors shall have considered in good faith any changes to this Merger Agreement proposed in writing by Purchaser and shall have determined that the Company Superior Proposal would continue to constitute a Company Superior Proposal if such revisions were to be given effect. In the event of any material revisions to an Acquisition Proposal that could have an impact, influence, or other effect on the Company Board of Directors’ decision or discussion with respect to whether such proposal is a Company Superior Proposal, Company shall deliver a new written notice to Purchaser pursuant to the foregoing clause (a) and again comply with the requirements of this Section 5.3.5 with respect to such new written notice; provided however, that references herein to the five Business Day period shall be deemed to be references to a three Business Day period with respect thereto.
5.3.6    Provided that Company has complied with its obligations under Section 5.3.5, nothing in this Section 5.3 shall prohibit the Company Board of Directors from (a) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (as if such provisions are applicable to Company), (b) making any “stop-look-and-listen” communications to Company Shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Company Shareholders) (as if such provisions are applicable to Company), or (c) making any disclosure to the Company Shareholders if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided however, that the taking of any action pursuant to any of the preceding clauses (a), (b), or (c) shall in no way limit or modify the effect of this Merger Agreement with respect to any such action taken.
5.3.7    As used in this Merger Agreement, “Acquisition Proposal” shall mean any inquiry, proposal, or offer from any Person (other than Purchaser and the Purchaser Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of Company and its Subsidiaries equal to more than 10% of Company’s consolidated assets or to which more than 10% of Company’s net income on a consolidated basis are attributable, (b) acquisition of more than 10% of the outstanding Company Common Stock or the capital stock of any Subsidiary of Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 10% of the outstanding Company Common Stock, (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Company or any of its Subsidiaries, or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income, and Company Common Stock involved is more than 10%; in each case, other than the Merger.
5.3.8    As used in this Merger Agreement, “Company Superior Proposal” shall mean any bona fide written Acquisition Proposal that the Company Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account (a) all legal, regulatory, and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (b) any changes to the terms of this Merger Agreement proposed by Purchaser in response to such proposal or otherwise. For purposes of the definition of “Company Superior Proposal”, the references to “10%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”
5.3.9    For purposes of this Section 5.3, any breach of this Section 5.3 by any of Company’s Representatives in his or her individual capacity shall be deemed to be a breach by Company.
5.4    Preparation of the Registration Statement; Shareholder Meeting.
5.4.1    Purchaser shall use commercially reasonable efforts to prepare and cause to be filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), in which a proxy statement to be sent to the Company Shareholders relating to the Company Shareholder Meeting will be included as a prospectus (the “Proxy Statement”), as promptly as practicable following the Signing Date (and in any event no later than 45 days). Purchaser shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall use all commercially reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger. Prior to the filing of the Registration Statement, Purchaser shall consult with Company with respect to such filing and shall afford Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by Company to be included. If at any time prior to the Company Shareholder Meeting any event with respect to Purchaser or Company or any of their respective officers and directors or Subsidiaries should occur that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Purchaser or Company, as applicable, shall promptly inform the other party so that such event may be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the shareholders of Company.
5.4.2    Purchaser shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the Merger and the issuance of Purchaser Common Stock as Merger Consideration.
5.4.3    Company shall, as soon as is reasonably practicable following the date on which the Registration Statement is declared effective or the effective date can be predicted with reasonable certainty, duly call, give proper notice of, convene, and hold a special meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval (“Company Shareholder Meeting”). Company shall use its commercially reasonable efforts to (a) cause the Proxy Statement to be mailed to the Company Shareholders and to hold the Company Shareholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (b) solicit from the Company Shareholders proxies to vote on the proposal to approve this Merger Agreement and to secure a quorum at the Company Shareholder Meeting, and

(c) except if the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3, solicit the Company Shareholder Approval. Company shall, through the Company Board of Directors, recommend to the Company Shareholders that they vote for the Company Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3. Company may, in consultation with Purchaser, adjourn or postpone the Company Shareholder Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company Shareholders in advance of a vote on the Company Shareholder Approval or (ii) if, as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Shareholders represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Company Shareholder Meeting or there are insufficient votes to obtain the Company Shareholder Approval. Notwithstanding the foregoing, (A) Company shall not adjourn, recess or postpone the Company Shareholder Meeting to a date that is more than 20 days after the date on which the Company Shareholder Meeting was originally scheduled without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned, or delayed and (B) if Purchaser requests that Company adjourn, postpone or recess the Company Shareholder Meeting to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, the Company will do so, provided, however, Purchaser shall not request Company to adjourn, postpone or recess the Company Shareholder Meeting more than two times. Company shall keep Purchaser updated with respect to proxy solicitation results as reasonably requested by Purchaser.
5.5    Stock Exchange Listing. Purchaser shall use its commercially reasonable efforts to cause the shares of Purchaser Common Stock to be issued as Merger Consideration to be approved for listing on The Nasdaq Global Select Market, subject to official notice of issuance, prior to the Effective Time.
5.6    Regulatory Matters and Approvals.
5.6.1    Subject to the terms and conditions of this Merger Agreement, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws and regulations to consummate and make effective the Merger. Subject to the terms and conditions of this Merger Agreement, the parties will use all commercially reasonable efforts to obtain as promptly as practical consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.
5.6.2    As soon as practicable after the Signing Date (but in no event more than 45 days after the Signing Date), Purchaser shall prepare and file with the Federal Reserve Board and each other Governmental Entity having jurisdiction all applications and documents required to obtain, and shall use its commercially reasonable efforts to obtain, upon terms and conditions reasonably acceptable to Purchaser, each necessary approval of or consent to consummate the Merger. Purchaser shall provide Company with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Company may reasonably request. Purchaser shall provide Company with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.
5.6.3    From the Signing Date until the Effective Time, each of Company and Purchaser shall promptly notify the other party in writing of any pending or, to the Knowledge of Company or Purchaser (as the case may be), threatened Action or Order by any Governmental Entity or any other Person (a) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Merger Agreement, (b) seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Merger Agreement, or (c) otherwise relating to this Merger Agreement or any of the transactions contemplated by this Merger Agreement. If any Action or Order is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Merger Agreement as violative of any Law, each of Company and Purchaser shall, and shall cause their respective Representatives to, cooperate and use their commercially reasonable efforts to contest and resist, except insofar as Company and Purchaser may otherwise agree, any such Action or Order, including any Action or Order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent, or restrict consummation of the Merger or the other transactions contemplated by this Merger Agreement.
5.6.4    Nothing contained in this Merger Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or give Purchaser, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, subject to Sections 5.1 and 5.2, as applicable, Company and Purchaser each shall exercise, consistent with the terms and conditions of this Merger Agreement, complete control and supervision over their respective business operations.
5.6.5    Each of Company and Purchaser shall, and shall cause their respective Subsidiaries to, take all commercially reasonable and lawful actions as may be necessary or appropriate to transfer, or to allow for the Surviving Corporation to utilize after the Effective Time, or obtain, as permitted by Law, all Permits appropriate or necessary to continue the business of Company and Purchaser and their respective Subsidiaries as currently conducted.
5.7    Employee Matters.
5.7.1    All individuals employed by, or on authorized leave of absence from, Company or any Company Subsidiary immediately before the Effective Time shall automatically become employees of Purchaser or a Purchaser Subsidiary as of the Effective Time.
5.7.2    Purchaser covenants and agrees to provide to each employee of Company or any Company Subsidiary who becomes employed by Purchaser or any of its Affiliates as a result of the Merger (each, a “Continuing Employee”) with the same employee benefits then provided to similarly situated employees at Purchaser at the following times: (i) for health, dental and vision benefits, no later than the first day of the first plan year following the Effective Time and (ii) for all other benefit plans, on or as soon as administratively possible following the Effective Time. Purchaser agrees that each Continuing Employee shall receive credit for years of service at Company or the Company Subsidiaries (i) for all purposes, including without limitation, for purposes of eligibility to participate, vesting credit, entitlement to benefits, and levels of benefits of any Purchaser employee benefit plans (including, but not limited to, Purchaser’s 401(k) plan and vacation leave policy) or any other employee benefit plan of the Surviving Corporation or its Affiliates commencing after the Effective Time, and (ii) for purposes of determining seniority in connection with employment with the Surviving Corporation and Affiliates; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. Company acknowledges that transitioning Continuing Employees to certain of Purchaser’s benefits plans may require the waiver of waiting period requirements on the Continuing Employees. Purchaser has agreed to waive such waiting periods to the maximum extent possible under the relevant plan documents.
5.7.3    Company shall cooperate, and shall cause each Company Subsidiary to cooperate, with Purchaser by (a) terminating the employment of those employees of Company or any Company Subsidiary identified by Purchaser as employees whose positions will be eliminated as a result of the Merger and who will not be a Continuing Employee, with such terminations to occur immediately prior to the Effective Time or at such other time as mutually agreeable to Purchaser and Company, and (b) causing a final payroll of Company and each Company Subsidiary to take place on the Business Day immediately preceding the date on which the Effective Time occurs or such other date as mutually agreeable to Purchaser and Company. Purchaser covenants and agrees to pay severance payments to each employee of Company, other than those executives listed in Section 5.7.3(a) of the Company Disclosure Schedule, whose job is eliminated as a result of the Merger, either concurrently with the Effective Time or within six months after the Effective Time, and who is not offered reasonably comparable employment with Purchaser or any Purchaser Subsidiary (with the determination of whether an offer of employment is reasonably comparable to be made by mutual agreement of Purchaser and Company), in accordance with the severance plan as set forth in Section 5.7.3(b) of the Company Disclosure Schedule. At the request of Purchaser, any or all severance payments to be made to persons terminated pursuant to clause (a) above and entitled to severance payments shall be made by Company or a Company Subsidiary on the Business Day immediately preceding the date on which the Effective Time occurs or such other date as mutually agreeable to Company and Purchaser. Continuation of certain benefits is subject to elective continuation through COBRA in accordance with applicable Laws and regulations.
5.7.4    Purchaser covenants and agrees that each Continuing Employee shall receive full credit under Purchaser’s group health plans, for the year in which the Effective Time occurs, for any deductible or co-payment incurred by the Continuing Employee prior to the Effective Time under the applicable Company Benefit Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable Company Benefit Plan or Purchaser’s group health plans. Notwithstanding the foregoing or anything to the contrary in this Agreement, Purchaser reserves the right to continue any Company Benefit Plan through December 31 of the year in which the Effective Time occurs, and Company shall cooperate with Purchaser between the Signing Date and the Effective Time to coordinate the efficient transition of Continuing Employees to Purchaser’s group health plan.
5.7.5    If the Effective Time occurs, Purchaser will honor all of Company’s obligations and assume all its defenses under existing severance, change of control, or employment agreements to which Company or any Company Subsidiary is a party and which are listed on Section 5.7.4 of the Company Disclosure Schedule in accordance with the terms thereof. Simultaneously with the execution and delivery of this Agreement, Purchaser is entering into a letter agreement with Company’s President and CEO.
5.7.6    Company’s Board of Directors shall, prior to the Effective Time, adopt resolutions terminating Company’s 401(k) Plan effective as of immediately prior to the Effective Time. The accounts of all participants and beneficiaries in Company’s 401(k) Plan shall become fully vested upon termination of Company’s 401(k) Plan. As soon as practicable following the Effective Time, all account balances in Company’s 401(k) Plan shall be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Purchaser agrees to permit participants in Company’s 401(k) Plan who become employees of Purchaser to roll over their 401(k) account balances in Company’s 401(k) Plan to Purchaser’s 401(k) plan. Notwithstanding the foregoing, no shares of Purchaser Common Stock may be rolled over into Purchaser’s 401(k) plan.
5.7.7    Company shall be permitted to make profit-sharing and matching contributions to Company’s 401(k) Plan based on participants’ elective contributions to Company’s 401(k) Plan, in the ordinary course of business consistent with past practice.
5.7.8    If requested by Purchaser, Company will cooperate with Purchaser in its efforts to cause certain employees of Company and/or its Subsidiaries identified by Purchaser, if any, to enter into retention or stay bonus agreements (in a form mutually agreed to by Purchaser and the employee) prior to the Effective Time. All retention and stay bonuses, if any, to be paid to employees of Company or any Company Subsidiary are subject to the mutual agreement of Company and Purchaser.

5.7.9    Immediately on or prior to the Effective Time, Company and each Company Subsidiary shall, subject to the occurrence of the Effective Time, terminate all incentive and/or bonus plans, and the accrued benefits as of the Effective Time shall be paid on a prorated basis based on the portion of the plan year completed before the Effective Time and in a lump sum on the Business Day immediately preceding the date on which the Effective Time occurs or such other date as mutually agreeable to Purchaser and Company. The amount of each such bonus shall be calculated based on Company’s actual performance for the portion of the plan year completed before the Effective Time (with respect to all Company performance goals) and the individual’s actual performance for such portion of the plan year (with respect to individual performance goals).
5.7.10    Company shall be permitted to reimburse employees for expenses in accordance with Company’s applicable reimbursement policies and consistent with past practice.
5.7.11    Company’s Board of Directors will, prior to the Effective Time, adopt resolutions terminating the Highpoint Community Bank Employee Stock Ownership Plan (“ESOP”) effective as of or immediately prior to the Effective Time. The accounts of all participants and beneficiaries in the ESOP will become fully vested upon termination of the ESOP. As soon as practicable following the Effective Time, all account balances in the ESOP will be either distributed to participants and beneficiaries or rolled over to an eligible tax qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Purchaser agrees to permit participants in the ESOP who are Continuing Employees to roll over their account balances in the ESOP to Purchaser's 401(k) plan. Notwithstanding the foregoing, no shares of Purchaser Common Stock may be rolled over into Purchaser's 401(k) plan. Within two Business Days after Purchaser receives written notice from the trustee of the ESOP that the ESOP has completed the exchange of all of the issued and outstanding shares of Company Common Stock owned by it immediately before the Effective Time for cash and for shares of Purchaser Common Stock, pursuant to Section 2.1.2, Purchaser will make payment to the ESOP by wire transfer in immediately available funds an amount of cash equal to the number of shares of Purchaser Common Stock owned by the ESOP multiplied by the Final Purchaser Price.
5.7.12    The Company and Purchaser shall cooperate in good faith and use commercially reasonable efforts prior to and following the Closing to mitigate the impact of Section 280G of the Code, and the excise tax imposed under Section 4999 of the Code, with respect to any payments or benefits that could constitute “parachute payments” (as defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement. The Company and Purchaser shall use commercially reasonable efforts to implement any mitigation measures mutually agreed upon by the Company and Purchaser that are consistent with applicable law, fiduciary duties, corporate practice, and existing contractual obligations. If, notwithstanding such efforts, any payment or benefit would constitute an excess parachute payment, the Company shall cause such payment or benefit to be reduced in accordance with the applicable governing documents.

Notwithstanding the foregoing, nothing in this Agreement shall require or permit the Company or Purchaser to amend, waive, or modify any executive officer’s employment agreement, change in control agreement, equity award, benefit plan, or other compensatory arrangement in a manner that would materially reduce or adversely affect such executive officer’s rights to payments or benefits thereunder in connection with the transactions contemplated hereby, without such executive officer’s prior written consent; provided, however, that nothing herein shall limit the application of any reduction, cutback, or similar limitation expressly set forth in such governing documents as in effect on the date hereof. It is the intent of the parties, to the extent permitted by applicable law and existing contractual arrangements, to structure payments and benefits in a manner that maximizes the aggregate after-tax economic benefit to each executive officer while avoiding or minimizing the imposition of excise taxes under Section 4999 of the Code and the disallowance of deductions under Section 280G of the Code, in each case consistent with the terms of the applicable governing documents.
5.7.13    The parties acknowledge their shared intent to preserve the originally scheduled timing of payments under the Company’s nonqualified deferred compensation arrangements and to avoid any change in control-related action that would accelerate such payments. With respect to any nonqualified deferred compensation arrangement subject to Section 409A of the Code, neither the Company nor Purchaser shall, in connection with or as a result of the transactions contemplated by this Agreement, liquidate or terminate such arrangement in a manner that accelerates the timing of payments otherwise scheduled thereunder.
5.8    Press Releases and Public Announcement. Purchaser and Company agree that the initial press release with respect to the execution and delivery of this Merger Agreement shall be a release that is mutually agreed to by the parties. Thereafter, neither Company nor Purchaser will issue any press release or make any public announcement relating to this Merger Agreement, the Merger, or the other transactions contemplated by this Merger Agreement without the prior written approval of, in the case of Company, Purchaser, and in the case of Purchaser, Company. However, each party may issue any such press release or make such public announcement, including with respect to actions contemplated by Sections 5.1 and 5.2, as applicable, (a) it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with outside legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding any such press release or other announcement prior to making any such disclosure, or (b) that are consistent with such other press releases or public announcements made after the Signing Date in compliance with this Section 5.8.
5.9    Access to Information.
5.9.1    Subject to applicable Law and, with respect to Sections 5.9.1(a) and 5.9.1(b), such access or disclosure of information not resulting in, or reasonably being expected to result in, the waiver of the attorney-client privilege, during the period commencing on the Signing Date and ending at the earlier of the Effective Time and the termination of this Merger Agreement in accordance with Article VII, (a) Company will, and will cause each of the Company Subsidiaries to, upon reasonable prior written notice, permit Purchaser and its respective Representatives to have reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Company and the Company Subsidiaries, to the officers and senior management, premises, agents, books, records, and Contracts of or pertaining to Company and the Company Subsidiaries as may be reasonably requested in writing; (b) upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement; and (c) upon written notice to and reasonable coordination with Company prior to any such initial meeting and/or communication, and so long as Company is included in any such meetings and communications, Company shall allow Purchaser to meet and otherwise communicate with the counterparty to the Wealth Management Sale Agreement to discuss the Merger and its effect on the Wealth Management Sale Agreement and to confirm, to Purchaser’s reasonable satisfaction, such counterparty’s verification that the information regarding the Wealth Management Sale Agreement set forth in Section 5.9.1 of the Company Disclosure Schedule is complete and accurate and intent to pay the remainder of the Purchase Price (as defined in the Wealth Management Sale Agreement) due following the Effective Time to Purchaser or one of its Affiliates. No such access shall affect the representations, warranties, covenants, or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Merger Agreement. Notwithstanding anything to the contrary contained in Section 5.9.1(a) or (b), such access or disclosure of information will not result in, or reasonable be expected to result in, the waiver of the attorney-client privilege.
5.9.2    Company shall provide, and cause each Company Subsidiary to provide, to Purchaser all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of Company or the Company Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Law, (iii) the disclosure of which would, in the reasonable judgment of Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.3).
5.9.3    Each party will give prompt notice to the other party of any fact, event, or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events, and circumstances known to it, to result in a Material Adverse Effect; or (b) would cause or constitute a material breach of any of such party’s representations, warranties, covenants, or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VI; provided, that a failure to comply with this Section 5.9.3 shall not constitute a breach of this Merger Agreement or the failure of any condition set forth in Article VI to be satisfied unless the underlying fact, event, or circumstance would independently result in the failure of one or more of such party’s conditions set forth in Article VI to be satisfied.
5.9.4    All Confidential Information (as defined in the Confidentiality Agreement) provided pursuant to this Merger Agreement shall be subject to the provisions of the Mutual Confidentiality Agreement, dated August 19, 2025, between Company and Purchaser (“Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms.
5.10    Indemnification and Insurance.
5.10.1    All rights to exculpation, indemnification, and advancement of expenses now existing in favor of the current or former directors and officers, as the case may be, of Company or the Company Subsidiaries as provided in their respective articles of incorporation or bylaws or other organization documents or in the existing indemnity agreements with Company or any of the Company Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms.
5.10.2    From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless to the fullest extent permitted under applicable Law, each current or former director or officer of Company or any of the Company Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law or applicable organizational documents), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any actual or threatened Actions, arising out of, relating to, or in connection with any action or omission occurring or alleged to have occurred at or before the Effective Time in such Indemnified Party’s capacity as a director or officer of Company or any of the Company Subsidiaries or in such Indemnified Party’s capacity as a director, officer, member, trustee, or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan, or enterprise at the request or for the benefit of Company or any Company Subsidiary, including in connection with the transactions contemplated by this Merger Agreement. All rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of the Action.
5.10.3    The Surviving Corporation shall maintain in effect for not less than six years from the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties prior to the Effective Time with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Merger Agreement. Alternatively, the Surviving Corporation may substitute therefor policies of substantially the same coverage containing terms and conditions that, taken as a whole, are no less advantageous to the Indemnified Parties. Notwithstanding the foregoing, the Surviving Corporation shall not be required to pay annual premiums for such insurance coverages in excess of 300% of the last annual premium (such 300% threshold, the “Maximum Amount”) paid by Company prior to the Signing Date in respect of the coverages required to be obtained pursuant to this Section 5.10.3, but in such case shall purchase the greatest coverage available for a cost not exceeding the Maximum Amount. Alternatively, the Surviving Corporation may purchase at or after the Effective Time, at a total aggregate cost not exceeding the Maximum Amount, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Merger Agreement. If such “tail” prepaid policy has been obtained, the Surviving Corporation shall maintain it in full force and effect for its full term and honor all obligations thereunder; provided, however, that if such “tail” prepaid policy is terminated by the insurance provider, then the Surviving Corporation shall use its commercially reasonable efforts to obtain and maintain a replacement “tail” prepaid policy on terms and conditions providing substantially equivalent benefits as the terminated “tail” prepaid policy, for an aggregate cost not exceeding the Maximum Amount.
5.10.4    The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the articles of incorporation or bylaws or other organization documents of Company or any of the Company Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MBCA, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or the Company Subsidiaries, or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties, each of whom is a third-party beneficiary of this Section 5.10.
5.10.5    In the event that the Surviving Corporation or its successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.
5.10.6    Notwithstanding any provisions in this Merger Agreement to the contrary, the indemnification obligations in this Section 5.10 are limited by applicable banking, securities, and other Laws and any such obligations that violate any applicable banking, securities, and other Laws or published public policy are void and unenforceable.
5.11    Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other anti-takeover Law is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Merger Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger and the transactions contemplated by this Merger Agreement.
5.12    Section 16 Matters. Prior to the Effective Time, Company and Purchaser each shall use commercially reasonable efforts to cause any acquisitions or dispositions of Purchaser Common Stock resulting from the Merger and the other transactions contemplated by this Merger Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.13    Securityholder Litigation. Each party shall keep the other party reasonably informed with respect to the defense or settlement of any securityholder Action against it or its directors or officers relating to the Merger or the other transactions contemplated by this Merger Agreement. Each party shall give the other party the opportunity to consult (at its own expenses) with it regarding the defense or settlement of any such securityholder Action and shall not settle any such Action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed).
5.14    Tax-Free Reorganization Treatment.
5.14.1    Company and Purchaser intend that the Merger will qualify as a reorganization under Section 368(a) of the Code and that Company and Purchaser are treated as “parties to the reorganization” (the “Intended Tax Treatment”), and each shall not, and shall not permit any of their respective Subsidiaries to, take any action or fail to take any action that would reasonably be expected to jeopardize the Intended Tax Treatment. Company and Purchaser shall use commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing reasonable and customary representations, covenants, and certificates requested by counsel under Sections 6.2.5 and 6.3.5. Within 45 days following the Effective Time, the Surviving Corporation shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations.
5.14.2    Each of Company and Purchaser shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
5.15    Expenses. Whether or not the Merger is consummated, except as otherwise provided in this Merger Agreement, all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated by this Merger Agreement shall be paid by the party incurring such expenses, except that Purchaser shall pay and bear the cost of (a) each regulatory filing, notification, registration, or similar fee required to be paid by any party in connection with this Merger Agreement and the transactions contemplated by this Merger Agreement under the Securities Act, the Exchange Act, applicable banking Laws, and other applicable Laws and (b) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants, and financial and other advisors) incurred in respect of printing, filing, and mailing of the Proxy Statement and the Registration Statement.
5.16    Bank Consolidation. Company shall take all actions reasonably requested by Purchaser to cause the consolidation of Bank with and into Independent Bank, a Michigan state chartered bank (the “Bank Consolidation”), with Independent Bank as the surviving institution, immediately following the Effective Time or at such other time as requested by Purchaser, including by executing and delivering a bank consolidation agreement in customary form. The parties will cooperate and cause their Subsidiaries to cooperate in all reasonable respects to facilitate the mailing or posting in a timely fashion of any notices to customers of the banks with respect to the Bank Consolidation reasonably deemed necessary or appropriate by Purchaser.
5.17    Fairness Opinion. Company will use commercially reasonable efforts to deliver to Purchaser a copy of a written fairness opinion dated as of the Signing Date and received from the Company Investment Banker within seven Business Days of the Signing Date together with the form of consent of the Company Investment Banker to permit the inclusion of the text of its written opinion in its entirety in the Proxy Statement, so long as the Company Investment Banker and its counsel have approved any summary of, or other description of, its written opinion in the Proxy Statement in advance of its filing with the SEC.
5.18    Environmental Investigation. Purchaser shall be permitted to conduct environmental assessments of: (i) any or all parcels of real property owned by Company or any Company Subsidiary; and (ii) to the extent permitted by the current owners or operators thereof, any other real estate formerly owned, leased, or used by Company or any Company Subsidiary (each of the parcels described in both clause (i) and (ii), an “Investigated Property”). As to each Investigated Property, not later than 30 Business Days after the Signing Date (or within 30 Business Days after the acquisition or lease of any Investigated Property acquired or leased after the Signing Date), Purchaser shall be permitted to conduct, at its expense, a Phase I environmental site assessment, compliant with ASTM Standard E1527-13 and applicable legal standards (a “Phase I Assessment”), of the Investigated Property. Upon request, Company and each Company Subsidiary shall provide reasonable assistance, including site access, a knowledgeable contact person, legal descriptions, and other documentation relating to the real estate, and any prior environmental investigation reports, compliance audits, and any related correspondence or documentation in Company’s possession to Purchaser’s consultant for purposes of conducting the Phase I Assessments. Within 5 Business Days of receipt of a final Phase I Assessment, Purchaser shall notify Company whether it plans to conduct a Phase II environmental assessment (a “Phase II Assessment”) of the Investigated Property, which may include the procurement and analysis of samples of soil, groundwater, surface water, air, or any other environmental medium. All Phase II Assessments shall be at Purchaser’s sole expense. Purchaser shall furnish a copy of a proposed written scope of work for the Phase II Assessment to Company within 10 Business Days of receipt of the final Phase I Assessment. Purchaser and Company shall use commercially reasonable efforts to agree upon the work plan prior to commencing the Phase II Assessment. If there are any facts or conditions identified in any Phase I Assessment or Phase II Assessment that Purchaser reasonably believes pose a current or future material risk of Liability, material interference with use, or a material diminution of value of the Investigated Properties (collectively, “Environmental Risks”), then Purchaser shall notify Company of such Environmental Risks and the facts or conditions underlying such Environmental Risks within 10 Business Days after receipt of all final environmental reports for all Investigated Properties. Such notice shall include either (x) an estimate by a qualified environmental professional of the actual cost of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Investigated Property, or (ii) a statement from a qualified environmental professional that the cost of such actions and measures cannot be reasonably estimated. If the estimated costs of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Investigated Properties pursuant to this Section 5.18 exceeds $500,000, this Merger Agreement may be terminated by Company.
5.19    Data Conversion. Purchaser intends to convert some or all of Company’s information and data onto Purchaser’s information technology systems (the “Data Conversion”). Purchaser agrees to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion with the goal of effecting the Data Conversion as soon as reasonably practicable after the Effective Time. Company agrees to use commercially reasonable efforts to cooperate with Purchaser in preparing for the Data Conversion within the time frame set forth above, including providing reasonable access to data, information systems, and personnel having expertise with Company’s and the Company Subsidiaries’ information and data systems; provided however, that Company shall not be required to terminate any third-party service provider arrangements prior to the Effective Time. In the event that Company takes, at the request of Purchaser, any action relative to third parties to facilitate the Data Conversion that results in the imposition of any termination fees or other charges or expenses, Purchaser shall indemnify Company for all such fees, charges, and expenses, and the costs of reversing the Data Conversion process, if the Merger is not consummated for any reason, other than the breach of this Merger Agreement by Company or the termination of this Merger Agreement by Company pursuant to Section 7.1.8.
5.20    Technology-Related Contracts. Until the Effective Time, Company shall advise Purchaser of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing, maintenance, or servicing agreements with independent vendors (“Technology-Related Contracts”) involving Company or any Company Subsidiary. The material Technology-Related Contracts of Company and any Company Subsidiary are listed in Section 5.20 of the Company Disclosure Schedule. Notwithstanding any other provision of this Section 5.20, neither Company nor any Company Subsidiary shall be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to those Technology-Related Contracts that would cause any such agreement to terminate, expire, or be materially modified prior to the Effective Time.
5.21    Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Merger Agreement, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws and regulations or as otherwise reasonably requested in writing by Purchaser to consummate and make effective the Merger. Subject to the terms and conditions of this Merger Agreement, the parties will use all commercially reasonable efforts to obtain consents of all third parties and Governmental Entities necessary or desirable for the consummation of the Merger.
5.22    Exchange of Financial Information. After the execution of this Merger Agreement until the Effective Time of the Merger, Company shall promptly deliver to Purchaser copies of:
5.22.1    Each monthly internal financial report prepared with respect to Company and each of the Company Subsidiaries. Company represents and warrants that such information shall be consistent with the financial information as used for internal purposes by Company in the management of its consolidated business; and
5.22.2    Each financial report or statement submitted to regulatory authorities for Company and each of the Company Subsidiaries.
5.23    Estoppels. Company shall use commercially reasonable efforts to obtain landlord or tenant estoppel certificates, as applicable, in form and substance reasonably acceptable to Purchaser and dated no earlier than 25 days prior to Closing from all landlords and tenants, as applicable, under the leases listed in Section 5.23 of the Company Disclosure Schedule.
5.24    Notification of Change in Business Relationships. Company shall promptly notify Purchaser in writing of any customer, agent, representative, supplier, or other person with whom Company or any Company Subsidiary has a material contractual relationship, who, to the Knowledge of Company, intends, whether on account of the Merger or otherwise, to discontinue, materially diminish, or change its relationship with Company or any Company Subsidiary in an adverse manner.
5.25    Company Consolidated Shareholders’ Equity.
5.25.1    For purposes of the Closing Balance Sheet, “Company Consolidated Shareholders’ Equity” shall be Company’s total consolidated shareholders’ equity as of the Final Statement Date computed in accordance with GAAP, consistently applied, and excluding the net accumulated other comprehensive income/(loss) related to unrealized investment securities gains/(losses), except such total consolidated shareholders’ equity shall be adjusted for each of the following items: (a) no expense shall be accrued or deduction shall be made for any of the following: any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Agreement, up to an aggregate maximum of $400,000 (which aggregate maximum shall exclude only Company’s investment banking fees to Hovde), including Company’s attorneys’ and accountants’ fees (including accountants’ fees incurred pursuant to Section 5.25.2); (b) notwithstanding the $400,000 aggregate maximum limitation set forth in Section 5.25.1(a), no expense shall be accrued or deduction shall be made for the costs of preparing and mailing the proxy and other materials required hereunder, and any other costs and expenses incurred in connection with obtaining the Company Shareholder Approval; (c) to the extent Company’s aggregate provisions for credit losses are less than the aggregate Company net charge-offs (except to the extent there is a specific reserve) on loans during the period from the Signing Date until the Effective Time, an expense shall be accrued for any such shortfall; (d) notwithstanding the $400,000 aggregate maximum limitation set forth in Section 5.25.1(a), no expense shall be accrued or deduction shall be made for the termination fees and costs related to any Contract with Company or any Company Subsidiary that is terminated in connection with the Merger; (e) notwithstanding the $400,000 aggregate maximum limitation set forth in Section 5.25.1(a), no expense shall be accrued or deduction shall be made from any amounts paid or payable by the Company or any Company Subsidiary in connection with any retention or stay bonus agreements mutually-agreed to by the parties pursuant to and in accordance with Section 5.7.8; (f) notwithstanding the $400,000 aggregate maximum limitation set forth in Section 5.25.1(a), no expense shall be accrued or deduction shall be made for any amounts paid or payable by Company or any Company Subsidiary to any director, officer, or employee, under any Contract or Benefit Plan, whether incurred or accrued, or to be incurred or accrued, by Company and/or any Company Subsidiary until the Effective Time (including but not limited to any change in control agreement), as a result of the transactions contemplated by this Merger Agreement, to the extent listed in Section 5.25.1 of the Company Disclosure Schedule; (g) an expense shall be accrued for the amount of all bonuses and other benefits to be paid pursuant to Section 5.7.9; (h) to the extent the estimated costs of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Investigated Properties pursuant to Section 5.18 exceeds $300,000, an expense for the excess shall be accrued; (i) to the extent the counterparty to the Wealth Management Sale Agreement has failed to either verify the accuracy of the information regarding the Wealth Management Sale Agreement set forth in Section 5.9.1 of the Company Disclosure Schedule or confirm to the reasonable satisfaction of Purchaser its intent to pay the remainder of the Purchase Price (as defined in the Wealth Management Sale Agreement) due following the Effective Time to Purchaser or one of its Affiliates pursuant to Section 5.9.1 above, then Company Consolidated Shareholders’ Equity shall not include any receivable or other asset relating to the Wealth Management Sale Agreement and shall be reduced by the portions of the Purchase Price (as defined in the Wealth Management Sale Agreement) set forth in Section 5.9.1 of the Company Disclosure Schedule as due after the Effective Time, under the assumption set forth in Section 5.9.1 of the Company Disclosure

Schedule and as reduced by an amount equal to any Tax effect realized or reasonably expected to be realized (using Tax rates applicable to Company and Company Subsidiaries, as applicable) as a result of such portion of the Purchase Price; and (j) any other adjustments as may be mutually agreed to in writing between Purchaser and Company.
5.25.2    Company shall prepare, and cause its independent accountants, Plante & Moran, PLLC (the “Accounting Firm”), to perform agreed-upon procedures on a consolidated balance sheet of Company as of the Final Statement Date (the “Closing Balance Sheet”) and the computation of Company Consolidated Shareholders’ Equity as of the Final Statement Date, determined in accordance with this Merger Agreement. The Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied, and in a manner consistent with the audited consolidated balance sheet of Company as of December 31, 2025, except as provided in Section 5.25.1 above. The Accounting Firm’s engagement will be governed by mutually agreed upon procedures and, upon completion of such review, the Accounting Firm shall issue an agreed upon procedures report setting forth Company Consolidated Shareholders’ Equity (the “Closing Report”). The fees and expenses of the Accounting Firm incurred pursuant to this Article V shall be paid by Company. Notwithstanding the foregoing, Purchaser may in its discretion agree to accept a Closing Balance Sheet that is certified by Company as accurate and in accordance with the requirements of this Merger Agreement, in lieu of the Closing Report.
5.25.3    The last day of the calendar month preceding the date on which both the Company Shareholder Approval and all regulatory approvals required by Law to consummate the Merger have been obtained (statutory waiting periods need not have expired), or such other date as agreed upon by Purchaser and Company, shall be the “Final Statement Date.”
5.26    Addition of Company Director to Purchaser Board. After the Effective Time, the Purchaser shall cause one director of the Company, determined by the Company but subject to the reasonable approval of Purchaser (the “Company Designated Director”), to be added to the Board of Directors of Purchaser and the Board of Directors of Independent Bank to serve until the next annual meeting of Purchaser shareholders (with respect to the director added to the Board of Directors of Purchaser) and the next annual meeting of Independent Bank’s shareholder (with respect to the director added to the Board of Directors of Independent Bank), and the Company Designated Director shall be nominated for election to a subsequent term at such annual meeting of Purchaser shareholders and Independent Bank’s shareholder, as applicable.
5.27    Scholarship Fund. On or prior to the Effective Time, Company shall deliver to Purchaser (a) a certification from the Scholarship Fund to Purchaser, in form and substance reasonably acceptable to Purchaser and dated no earlier than 25 days prior to Closing (unless otherwise agreed by Purchaser), that no Liabilities are owed to the Scholarship Fund by Company or any Company Subsidiary, and (b) a written resignation by each director of the Scholarship Fund effective as of the Effective Time. Company shall otherwise reasonably cooperate with Purchaser to either, at Purchaser’s option, cause representatives designated by

Purchaser to be appointed as directors of the Scholarship Fund or cause the Scholarship Fund to be restructured on a membership basis. For the avoidance of doubt, nothing contained in this Section 5.27 shall require Company to dissolve or wind-up the Scholarship Fund prior to the Effective Time.
ARTICLE VI
CLOSING CONDITIONS
6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment (or waiver by Company and Purchaser) at or prior to the Effective Time of the following conditions:
6.1.1    The Company Shareholder Approval shall have been obtained.
6.1.2    Company and Purchaser shall have received all regulatory approvals required in connection with the transactions contemplated by this Merger Agreement, all applicable notice periods and waiting periods shall have expired, and all such regulatory approvals shall be in effect; provided, that no such regulatory approvals shall contain any non-standard conditions, restrictions, or requirements that would, or be reasonably likely to, individually or in the aggregate, materially and adversely reduce the economic benefits of the Merger to such a degree that Purchaser would not have entered into this Merger Agreement had such non-standard condition, restriction or requirement been known at the Signing Date in the reasonable opinion of the Purchaser.
6.1.3    No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary, or permanent restraining Order preventing the consummation of the Merger will be in effect.
6.1.4    Neither party shall be subject to any Order of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.
6.1.5    The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been commenced or threatened by the SEC.
6.1.6    The shares of Purchaser Common Stock to be issued as Merger Consideration shall have been authorized for listing on The Nasdaq Global Select Market, subject to official notice of issuance.
6.2    Conditions to Company’s Obligation to Effect the Merger. The obligation of Company to effect the Merger is subject to the fulfillment (or waiver by Company) at or prior to the Effective Time of the following additional conditions:
6.2.1    (a) The representations and warranties of Purchaser set forth in this Merger Agreement (other than Sections 4.1.1, 4.2, 4.3.1, 4.3.2, 4.4 and 4.6(b)) will be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” contained therein) in each case as of the Signing Date and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) the representations and warranties of Purchaser set forth in Sections 4.1.1, 4.2, 4.3.1, 4.3.2, 4.4 and 4.6(b) will be true and correct in all but de minimis respects in each case as of the Signing Date and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimis respects as of such other time).
6.2.2    Purchaser shall have performed in all material respects all of the covenants required to be performed by it under this Merger Agreement at or prior to the Closing Date.
6.2.3    Purchaser shall have delivered to Company a certificate, dated as of the Closing Date and signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2.1, 6.2.2 and 6.2.4 have been satisfied.
6.2.4    Since December 31, 2024, (a) there shall not have been any change, state of facts, event, development, or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; and (b) neither Purchaser nor any Purchaser Subsidiary shall be subject to any Regulatory Agreement.
6.2.5    Company shall have received the opinion of Dickinson Wright PLLC, acting as counsel to Company, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Purchaser, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.
6.3    Conditions to Purchaser’s Obligation to Effect the Merger. The obligation of Purchaser to effect the Merger is subject to the fulfillment (or waiver by Purchaser) at or prior to the Effective Time of the following additional conditions:
6.3.1    (a) The representations and warranties of Company set forth in this Merger Agreement (other than Sections 3.1.1, 3.2, 3.3.1, 3.3.2, 3.4 and 3.7(b)) will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” contained therein) in each case as of the Signing Date and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (b) the representations and warranties of Company set forth in Sections 3.1.1, 3.2, 3.3.1, 3.3.2, 3.4 and 3.7(b) will be true and correct in all but de minimis respects in each case as of the Signing Date and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimis respects as of such other time).
6.3.2    Company shall have performed in all material respects all of the covenants required to be performed by it under this Merger Agreement at or prior to the Closing Date.
6.3.3    Company shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.3.1, 6.3.2 and 6.3.4 have been satisfied.
6.3.4    Since December 31, 2024, (a) there shall not have been any change, state of facts, event, development, or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (b) neither the Company nor any Company Subsidiary shall be subject to any Regulatory Agreement.
6.3.5    Purchaser shall have received the opinion of Varnum LLP, acting as counsel to Purchaser, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.
6.3.6    Purchaser shall have received one or more certificates dated as of the Closing Date and signed by the secretary of Company on behalf of Company certifying (a) the total number of shares of capital stock of Company issued and outstanding as of the close of business on the day immediately preceding the Closing; and (b) the number of shares of Company Common Stock, if any, that are issuable on or after that date, all in such form as Purchaser may reasonably request.

ARTICLE VII
TERMINATION
7.1    Termination of Merger Agreement. Notwithstanding anything contained in this Merger Agreement to the contrary, this Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms of this Merger Agreement, after receipt of the Company Shareholder Approval, as follows:
7.1.1    by mutual written consent of Company and Purchaser;
7.1.2    by either Company or Purchaser, if any Governmental Entity has issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such Order or other action is final and unappealable; provided however, that the right to terminate this Merger Agreement pursuant to this Section 7.1.2 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Merger Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the issuance of such an Order or the taking of such an action;
7.1.3    by either Company or Purchaser, if the Merger does not occur on or before January 31, 2027 (the “End Date”); provided however, that the right to terminate this Merger Agreement pursuant to this Section 7.1.3 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Merger Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Effective Time to occur on or before the End Date;
7.1.4    by either Company or Purchaser if the Company Shareholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Company Shareholder Approval shall not have been obtained; provided however, that right to terminate this Merger Agreement pursuant to this Section 7.1.4 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Merger Agreement required to be performed at or prior to the Company Shareholder Meeting has been a substantial cause of, or a substantial factor that resulted in, the Company Shareholder Approval not having been obtained;
7.1.5    by Company, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in this Merger Agreement, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business

Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Company’s intention to terminate this Merger Agreement if such breach or failure is not cured) from Company of such breach or failure; provided, that Company shall not have a right to terminate this Merger Agreement pursuant to this Section 7.1.5 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Merger Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.3;
7.1.6    by Purchaser, if Company shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in this Merger Agreement, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Merger Agreement if such breach or failure is not cured) from Purchaser of such breach or failure; provided, that Purchaser shall not have a right to terminate this Merger Agreement pursuant to this Section 7.1.6 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Merger Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.2;
7.1.7    by Purchaser prior to the receipt of the Company Shareholder Approval if (a) the Company Board of Directors shall have effected a Company Adverse Recommendation Change; (b) the Company Board of Directors shall have failed to reject an Acquisition Proposal and reaffirm the Company Board Recommendation within five Business Days following the public announcement of such Acquisition Proposal and in any event at least two Business Days prior to the Company Shareholder Meeting; (c) Company enters into a Company Acquisition Agreement; or (d) in the absence of an Acquisition Proposal and only during the period which is 30 days before the mailing date of the Proxy Statement and the date of the Company Shareholder Meeting, the Company Board of Directors fails to publicly reaffirm its recommendation of this Merger Agreement within five Business Days of a written request by Purchaser to provide such reaffirmation;
7.1.8    by Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Company Superior Proposal; provided however, that (a) Company has complied with Section 5.3 in all material respects and (b) Company pays (or causes to be paid) the Company Termination Fee prior to or simultaneously with such termination.
7.1.9    By Company, if there shall have occurred one or more events that have caused or reasonably likely to cause a Material Adverse Effect on Purchaser;
7.1.10    By Purchaser, if there shall have occurred one or more events that have caused or are reasonably likely to cause a Material Adverse Effect on Company;

7.1.11    by Company, if, prior to the Closing, Independent Bank is examined for compliance with the Community Reinvestment Act and receives written notification of a rating lower than “Satisfactory”;
7.1.12    by Purchaser, if, prior to the Closing, Highpoint Community Bank is examined for compliance with the Community Reinvestment Act and receives written notification of a rating lower than “Satisfactory”;
7.1.13    in accordance with Section 2.12.4; or
7.1.14    in accordance with Section 5.18.
7.2    Effect of Termination.
7.2.1    In the event that:
7.2.1.1    this Merger Agreement is terminated by Purchaser pursuant to Section 7.1.7, Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to $3,250,000 (the “Company Termination Fee”);
7.2.1.2    this Merger Agreement is terminated by Purchaser pursuant to Section 7.1.6 or by Company or Purchaser pursuant to Section 7.1.4, and if (a) any Person shall have made an Acquisition Proposal (i) on or after the date of this Merger Agreement but prior to the date that this Merger Agreement is terminated in the case of a termination pursuant to Section 7.1.6 or (ii) on or after the date of this Merger Agreement but prior to the Company Shareholder Meeting in the case of a termination pursuant to Section 7.1.4, and (b) at any time prior to the date that is 12 months after the date of any such termination, Company consummates an Acquisition Proposal or enters into any definitive agreement providing for an Acquisition Proposal and such Acquisition Proposal is subsequently consummated (provided that, for purposes of this Section 7.2.1.2, the references to “10%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee;
7.2.1.3    (a) this Merger Agreement is terminated by Company or Purchaser pursuant to Section 7.1.3, (b) any Person shall have made an Acquisition Proposal on or after the date of this Merger Agreement but prior to the date of any such termination, and (c) at any time prior to the date that is 12 months after the date of any such termination, Company consummates an Acquisition Proposal or enters into any definitive agreement providing for an Acquisition Proposal and such Acquisition Proposal is subsequently consummated (provided that, for purposes of this Section 7.2.1.3, the references to “10%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee; provided, however, that in the case of a termination by Company, Company shall not be obligated to pay the Company Termination Fee if the failure of Purchaser to perform any of its obligations under this Merger Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Effective Time to occur on or before the End Date; or
7.2.1.4    this Merger Agreement is terminated by Company pursuant to Section 7.1.8, then Company shall pay, or cause to be paid, to Purchaser, prior to or contemporaneously with such termination, cash in an amount equal to the Company Termination Fee.
7.2.2    Each of the parties hereto acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Merger Agreement, and that without these agreements, the other party would not enter into this Merger Agreement. Accordingly, if Company fails to pay the amount due pursuant to this Section 7.2 and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against Company for the Company Termination Fee, then Company shall pay Purchaser its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made.
7.2.3    On any termination of this Merger Agreement pursuant to Section 7.1, this Merger Agreement shall terminate and forthwith become void and have no further force or effect (except for the provisions of Sections 5.8, 5.9.4, 5.13, 5.15, 7.2 and Article IX), and, subject to the payment of any amounts owing pursuant to this Section 7.2, there shall be no other liability on the part of Company or Purchaser to the other. Notwithstanding anything in this Merger Agreement to the contrary, no party hereto will be relieved or released from any liability or damages arising from a willful or intentional breach of any provision of this Merger Agreement or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.
7.2.4    The Company Termination Fee will be paid in the aggregate to Purchaser by or at the direction of Purchaser in immediately available funds in the case of Section 7.2.1.1, 7.2.1.2, or 7.2.1.3, upon the occurrence of the event giving rise to the obligation to make such payment.
7.2.5    Except as provided in Section 7.2.3 in the case of fraud or willful or intentional breach of this Plan of Merger, in the circumstances in which the Company Termination Fee is or becomes payable pursuant to Section 7.2.1, Purchaser’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Company or any Company Subsidiary with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 7.2.1, and upon payment in full of such amount, none of Purchaser or any

Purchaser Subsidiary, nor any other Person shall have any rights or claims against Company or any Company Subsidiary (whether at law, in equity, in contract, in tort other otherwise) under or relating to this Merger Agreement or the transactions contemplated hereby. For the avoidance of doubt, in no event shall Company be required to pay the Company Termination Fee on more than one occasion.
ARTICLE VIII
CERTAIN DEFINITIONS
8.1    Definitions. When used in this Merger Agreement, the following terms will have the meanings assigned to them in this Section 8.1:

“Action” means (a) any litigation, claim, action, suit, hearing, proceeding or arbitration, (b) any material investigation by a Governmental Entity or (c) any demand or notice of violation by a Governmental Entity (in the case of clauses (a), (b) and (c), whether civil, criminal, administrative, labor or investigative).
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.
“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture, or any other federal or state agency with authority to (x) determine any investment, origination, lending, or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or any of Company Subsidiary or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities.
“Bank” means Highpoint Community Bank, a Michigan banking corporation and a wholly-owned Subsidiary of Company.
“Bank Holding Company Act” means the Bank Holding Company Act of 1956, as amended.
“Book-Entry Shares” means shares of Company Common Stock represented by book-entry immediately prior to the Effective Time (other than Excluded Shares).
“Business Day” means a day other than a Saturday, Sunday or other day on which The Nasdaq Global Select Market is closed.
“Cannabis-Related Borrower” means any borrower engaged in the cultivation, processing, distribution, sale, or other handling of cannabis or cannabis-derived products.

“Certificates” means outstanding certificates that immediately prior to the Effective Time represented shares of Company Common Stock (other than Excluded Shares).
“Collective Bargaining Agreement” means any Contract that has been entered into with any labor organization, union, works council, employee representative or association.
“Company Benefit Plan” means, other than any Multiemployer Plan, (a) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and (b) any deferred compensation, retirement, defined contribution, defined benefit, pension, profit sharing, employee welfare, fringe benefit, flexible spending account, stock purchase, stock option, stock ownership, phantom stock, stock appreciation rights, restricted stock, restricted stock units, severance, separation, employment, change in control, vacation pay, leave of absence, layoff, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, day or dependent care, legal services, cafeteria, health, life, accident, disability, workers’ compensation or other insurance, or other employee benefit plan, or contract, program, or practice, whether written or oral, for the benefit of Company’s current or former officers, employees, independent contractors, or directors, in each case either (i) existing at the Closing Date and sponsored, maintained, or contributed to by Company or any of its Subsidiaries, or (ii) existing at the Closing Date or prior thereto, in respect of which Company or any of its Subsidiaries has any Liability.
“Company Board of Directors” means the board of directors of Company.
“Company Material Adverse Effect” means a Material Adverse Effect with respect to Company.
“Company-Related Person” shall mean any shareholder owning 5% or more of the Company Common Stock, any director or executive officer of Company or any Company Subsidiary, their spouses and any children or other persons who share the same household with such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have control.

“Company Shareholders” means holders of shares of Company Common Stock.
“Company Site” means, with respect to Company, any real properties (in each case, including all soil, subsoil, surface waters and groundwater thereat) currently or previously owned, leased or operated (excluding other real estate owned) by: (a) Company or any of the Company Subsidiaries; (b) any predecessors of Company or any of the Company Subsidiaries; or (c) any entities previously owned by Company or any of the Company Subsidiaries.
“Company’s 401(k) Plan” means the Highpoint Community Bank Employees’ Savings and Profit Sharing Plan.
“Contract” means any agreement, contract, commitment, arrangement, memorandum of understanding, side letter, understanding, contractual obligation or other instrument of a contractual nature, whether written or oral.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“DPC Shares” means shares of Company Common Stock held by Purchaser or Company or any of their respective Subsidiaries in respect of a debt previously contracted.
“Environmental Claim” means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, pursuant to or relating to any applicable Environmental Law.
“Environmental Law” means any and all Laws, Environmental Permits, or binding agreements with any Governmental Entity, relating to the protection of health and the environment, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of or exposure to Hazardous Materials.
“Environmental Permit” means any Permit required or issued by any Governmental Entity under or in connection with any Environmental Law, including without limitation, any and all orders, consent orders or binding agreements issued by or entered into with a Governmental Entity under any applicable Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to any Person, any other Person that, together with such Person, is treated as a single employer under Section 414(b), 414(c), 414(m) or 414(o) of the Code (and the regulations thereunder); provided that, with respect to any period prior to the date hereof, such other Person shall be an ERISA Affiliate only for periods within the six (6) years immediately preceding the date hereof.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDI Act” means the Federal Deposit Insurance Act of 1950, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“Federal Reserve Board” means the Board of Governors of the Federal Reserve System or its delegees.

“FHLB” means the Federal Home Loan Bank.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.
“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, polychlorinated biphenyls, and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated under or for which liability can be imposed under any Environmental Law.
“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased, or serviced by the Company or any Company Subsidiary, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture, and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.
“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.
“IRS” means the United States Internal Revenue Service.
“Knowledge” or any similar phrase means (a) with respect to Company, those facts that are actually known or, after reasonable inquiry, should have been known by any of the Persons set forth in Section 8.1 of the Company Disclosure Schedule in the reasonable performance of such individual’s duties for Company, and (b) with respect to Purchaser, those facts that are actually known or, after reasonable inquiry, should have been known by any of the Persons set forth in Section 8.1 of the Purchaser Disclosure Schedule in the reasonable performance of such individual’s duties for Purchaser.
“Law” means any federal or state statute, law, ordinance, rule, code, executive order, common law, injunction, judgment, decree, Order or regulation of any Governmental Entity.
“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, security interest, hypothecation or other encumbrance affecting such property or asset.
“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased, or serviced by the Company or any of Company Subsidiary or a security backed by or representing an interest in any such mortgage loan.
“Material Adverse Effect” means with respect to any Person, any event, occurrence, fact, condition, or change that (a) is materially adverse to the business, results of operations, financial condition or assets of such Person and its Subsidiaries, taken as a whole, or (b) prohibits or materially impairs the ability of such Person to consummate the transactions contemplated by this Merger Agreement on a timely basis; provided however, that, for the purposes of clause (a), a Material Adverse Effect shall not include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from (either alone or in combination): (i) conditions or changes generally affecting the economy, financial, or securities markets; (ii) any outbreak or escalation of hostilities, war (whether or not declared), or military action or any act of terrorism, the occurrence of any natural disaster, or occurrence of any man-made disaster; (iii) general conditions in or changes generally affecting the banking industry or geographic regions in which such Person or its Subsidiaries operate, including changes in prevailing interest rates, credit availability or liquidity; (iv) changes in Laws (or interpretations thereof); (v) changes in GAAP or accounting standards (or interpretations thereof); (vi) compliance with the terms of, or the taking of any action required by, this Merger Agreement; (vii) the announcement or pendency of the Merger or any other transaction contemplated by this Merger Agreement; (viii) global or material pandemics, endemics or disease outbreaks, public health emergencies or widespread occurrences of infectious disease; (viii) acts or omissions of (A) Company prior to the Effective Time taken at the written request of Purchaser or with the prior written consent of Purchaser, or (B) Purchaser prior to the Effective Time taken at the written request of Company or with the prior written consent of Company; or (ix) any decline in the market price, or change in trading volume, of Company Common Stock or Purchaser Common Stock, as applicable (provided, however, that any event, occurrence, fact, condition or change that caused or contributed to any decline in market price or change in trading volume shall not be excluded unless otherwise specifically excluded by this definition); provided further, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii), (iii), and (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other similar banking organizations in Michigan.
“Merger Consideration” means the aggregate Per Share Merger Consideration to be issued and paid by Purchaser pursuant to Article II.
“Michigan Banking Code” means the Michigan Banking Code of 1999, as amended.
“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.
“NLRB” means the National Labor Relations Board.
“Order” means any award, injunction, judgment, decree, order, ruling or verdict or other similar decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.
“Permit” means any grant, exemption, declaration, registration, filing, order, authorization, approval, consent, exception, accreditation, certificate, license, permit or franchise of, from or required by any Governmental Entity of competent jurisdiction or pursuant to any Law.
“Permitted Liens” means with respect to Company, (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (c) Liens and encroachments that do not materially interfere with the present use of the properties or assets they affect, (d) Liens that will be released prior to or as of the Closing, (e) Liens that are disclosed on the most recent audited consolidated balance sheet of the Company, or notes thereto or securing Liabilities reflected on such balance sheet, (f) Liens that were incurred in the ordinary course of business consistent with past practices since the date of the most recent audited consolidated balance sheet of Company, as set forth in Section 8.1 of the Company Disclosure Schedule, (g) with respect to real property, whether owned or leased, any Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Surviving Corporation’s use of such property in substantially the manner it is used as of the Signing Date, and (h) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or FHLB, interbank credit facilities or any transaction by a Company Subsidiary acting in a fiduciary capacity.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.
“Purchaser Benefit Plan” means (a) any “employee benefit plan” within the meaning of Section 3(3) of ERISA (including but not limited to any multiple employer plan or Multiemployer Plan in which the Purchaser or an ERISA Affiliate of the Purchaser participates, contributes or is, or at any time in the past was, required to contribute), and (b) any deferred compensation, retirement, defined contribution, defined benefit, pension, profit sharing, employee welfare, fringe benefit, flexible spending account, stock purchase, stock option, stock ownership, phantom stock, stock appreciation rights, restricted stock, restricted stock units, severance, separation, employment, change in control, vacation pay, leave of absence, layoff, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, day or dependent care, legal services, cafeteria, health, life, accident, disability, workers' compensation or other insurance, or other employee benefit plan, or contract, program, or practice, whether written or oral, for the benefit of Purchaser’s current or former officers, employees, independent contractors, or directors, in each case either (i) existing at the Closing Date and sponsored, maintained, or contributed to by Purchaser or any of its Subsidiaries, or (ii) existing at the Closing Date or prior thereto, in respect of which Purchaser or any of its Subsidiaries has or could reasonably be expected to have any Liability.
“Purchaser Board of Directors” shall mean the board of directors of Purchaser.
“Purchaser Material Adverse Effect” means a Material Adverse Effect with respect to Purchaser.
“Purchaser Site” means, with respect to Purchaser, any real properties (in each case, including all soil, subsoil, surface waters and groundwater thereat) currently or previously owned, leased or operated (including other real estate owned) by (a) Purchaser or any of the Purchaser Subsidiaries, (b) any predecessors of Purchaser or any of the Purchaser Subsidiaries, or (c) any entities previously owned by Purchaser or any of the Purchaser Subsidiaries.
“Regulation O” means Regulation O of the Federal Reserve Board.
“Regulatory Agreement” means any Contract, cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any Order by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity that restricts materially the conduct of a party or such party’s Subsidiary’s business, or in any manner relates to the capital adequacy, credit or reserve policies or management of such party or such party’s Subsidiary.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping or disposing of a Hazardous Material.

“Representatives” means, with respect to any Person, the respective officers, directors, managers, members, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors, Affiliates and other representatives of that Person.
“Scholarship Fund” means the Highpoint Community Bank Scholarship Fund, a Michigan nonprofit corporation.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“SOX” means the Sarbanes-Oxley Act of 2002, as amended.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, withholding, payroll, employment, excise, property, abandoned property, escheat, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, transfer, real property transfer, recording, documentary, stamp, registration, unemployment, social security, workers’ compensation, capital, premium, deficiencies, charges, backup withholding, personal property, franchise, and other governmental taxes, assessments, customs, duties or levies, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.
“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Entity.
“Transaction Documents” means (a) the Proxy Statement, (b) the Registration Statement, and (c) any other documents to be filed with the SEC, the Federal Reserve Board or any other Governmental Entity in connection with the Merger.
“Trust Account Shares” means shares of Company Common Stock held directly or indirectly in trust accounts, managed or custodial accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties including all shares of Company Common Stock held in connection with Company’s 401(k) Plan.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local Law.
“Wealth Management Sale Agreement” shall have the definition set forth in Section 5.9.1 of the Company Disclosure Schedule.

8.2    Construction and Interpretation. For purposes of this Merger Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Merger Agreement as a whole and not to any particular provision of this Merger Agreement; (d) when a reference is made in this Merger Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Merger Agreement; (e) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (f) the word “include”, “includes” or “including” when used in this Merger Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (g) a reference to any party to this Merger Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (h) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (i) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (j) any references in this Merger Agreement to “dollars” or “$” shall be to U.S. dollars.
8.3    Defined Terms. The following terms are defined on the following pages of this Merger Agreement:

Acceptable Company Confidentiality Agreement    56
Acceptance Period    8
Accounting Firm    72
Acquisition Proposal    57
Adjusted Exchange Ratio    8
Adjusted Stock Purchase Value    9
Bank Consolidation    69
Certificate of Merger    2
Closing    2
Closing Balance Sheet    72
Closing Date    2
Closing Report    73
Code    1
Company    1
Company Acquisition Agreement    56
Company Adverse Recommendation Change    56
Company Board Recommendation    10
Company Call Reports    13
Company Common Stock    12
Company Consolidated Shareholders' Equity    71

Company Designated Director    73
Company Disclosure Schedule    10
Company Financial Statements    13
Company Investment Banker    29
Company Investment Securities    31
Company Lease    18
Company Loans    29
Company Material Contract    20
Company Preferred Stock    12
Company Real Property    17
Company Shareholder Approval    10
Company Shareholder Meeting    59
Company Subsidiaries    10
Company Subsidiary    10
Company Superior Proposal    58
Company Termination Fee    78
Company-Leased Real Property    17
Company-Owned Intellectual Property    19
Confidentiality Agreement    66
Constituent Corporation    1
Continuing Employee    61
Data Conversion    70
Effective Date    2
Effective Time    2
Employment-Related Payments    24
End Date    76
Environmental Risks    70
ESOP    63
Exchange Agent    4
Exchange Fund    4
Exchange Ratio    4
Excluded Shares    3
Exercise Period    8
Final Index Price    8
Final Purchaser Price    8
Final Statement Date    73
FinCEN Cannabis Guidance    35
Floor Purchase Price    8
Increase Notice    8
Indemnified Party    66
Initial Index Price    8
Initial Purchaser Price    8
Intended Tax Treatment    68
Investigated Property    69
Maximum Amount    67

MBCA    1
Merger    1
Merger Agreement    1
PBGC    27
Per Share Cash Consideration    4
Per Share Merger Consideration    4
Per Share Stock Consideration    4
Phase I Assessment    69
Phase II Assessment    69
Pricing Period    8
Proxy Statement    58
Purchaser    1
Purchaser Call Reports    41
Purchaser Common Stock    39
Purchaser Disclosure Schedule    36
Purchaser Financial Statements    40
Purchaser Investment Banker    47
Purchaser Preferred Stock    39
Purchaser Real Property    44
Purchaser SEC Documents    48
Purchaser Share-Based Awards    39
Purchaser Stock Plans    39
Purchaser Subsidiaries    37
Purchaser Subsidiary    37
Purchaser-Leased Real Property    44
Purchaser-Owned Intellectual Property    45
Registration Statement    58
Shareholders’ Equity Price Adjustment    9
Signing Date    1
Stock Purchase Value    9
Surviving Corporation    1
Technology-Related Contracts    70
Upset Condition    8

ARTICLE IX
MISCELLANEOUS
9.1    No Third-Party Beneficiaries. This Merger Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than Section 5.7 and Section 5.10 (which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein) and Article II (which shall be for the benefit of the holders of Company Common Stock after the Effective Time, whether represented by Certificates or Book-Entry Shares).
9.2    Specific Performance.

9.2.1    The parties agree that irreparable damage to Company or Purchaser, as applicable, would occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Merger Agreement could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that, prior to the valid termination of this Merger Agreement pursuant to Article VII, (a) Company shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Merger Agreement by Purchaser or to enforce specifically the terms and provisions of this Merger Agreement and (b) Purchaser shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Merger Agreement by Company or to enforce specifically the terms and provisions of this Merger Agreement, in each case, in addition to any other remedy to which such party is entitled at Law or in equity.
9.2.2    The parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Merger Agreement by Company or Purchaser, as applicable, and to specifically enforce the terms and provisions of this Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of Company or Purchaser, as applicable, under this Merger Agreement, all in accordance with the terms of this Section 9.2.
9.2.3    Neither Company nor Purchaser, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Merger Agreement and to enforce specifically the terms and provisions of this Merger Agreement, all in accordance with the terms of this Section 9.2.
9.3    Entire Agreement. This Merger Agreement (including the exhibits and the schedules hereto), together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto and supersedes any prior understandings, agreements or representations by or between the parties hereto, written or oral, to the extent they are related in any way to the subject matter of this Merger Agreement.
9.4    Succession and Assignment. This Merger Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Merger Agreement or any of its rights, interests or obligations hereunder without the prior written approval of, in the case of assignment by Company, Purchaser, and, in the case of assignment by Purchaser, Company.
9.5    Construction. The parties have participated jointly in the negotiation and drafting of this Merger Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Merger Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Merger Agreement.

9.6    Exclusive Jurisdiction. Each of the parties to this Merger Agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Circuit Courts of the State of Michigan or any federal court of the United States of America sitting in the State of Michigan, and any appellate court from any thereof, in any Action or proceeding arising out of or relating to this Merger Agreement or the transactions contemplated by this Merger Agreement, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Action or proceeding shall be heard and determined in such Michigan court or, to the extent permitted by Law, in such federal court.
9.7    Waiver of Jury Trial. Each of the parties waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action or proceeding directly or indirectly arising out of, under or in connection with this Merger Agreement or the transactions contemplated by this Merger Agreement.
9.8    Notices. All notices, requests, demands, and other communications under this Merger Agreement shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by electronic mail (if receipt by the intended recipient is confirmed by the same means, which confirmation each party agrees to transmit reasonably promptly) a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Purchaser:    With a copy to:
Independent Bank Corporation    Varnum LLP
4200 E. Beltline Av. NE    Bridgewater Place
Grand Rapids, MI 49525    333 Bridge Street NW
Attention: William B. Kessel    Grand Rapids, MI 49504
Phone: (616) 447-3933    Attention: Kimberly A. Baber
Email: bkessel@ibcp.com    Phone: (616) 336-6851
                        Email: kababer@varnumlaw.com
If to Company:    With a copy to:
HCB Financial Corporation            Dickinson Wright PLLC
    150 W. Court St.                55 West Monroe St., Suite 1200
Hastings, MI 49058                Chicago, IL 60603
Attention: Mark A. Kolanowski        Attention: Mark Ryerson
Phone: (269) 945-2401                 Phone: (312) 377-7863
Email: mark@hcb.us                    Email: mryerson@dickinsonwright.com
9.9    Governing Law.
This Merger Agreement shall be governed, construed, and enforced in accordance with the Laws of the State of Michigan, without regard to principles of conflicts of laws.
9.10    Counterparts. This Merger Agreement may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Merger Agreement shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by electronic mail transmission from a party.

9.11    Headings. The article headings and section headings contained in this Merger Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Merger Agreement.
9.12    Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Merger Agreement shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Merger Agreement shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then-current local time in Grand Rapids, Michigan.
9.13    Severability. If any term, provision, covenant, or restriction contained in this Merger Agreement is held by a final and unappealable Order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Merger Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Merger Agreement to not achieve its essential purposes.
9.14    Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Merger Agreement or in any instrument delivered pursuant to this Merger Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.
9.15    Amendments. This Merger Agreement may be amended by the parties hereto, by action taken or authorized, in the case of Company, by the Company Board of Directors or a duly authorized committee of the Company Board of Directors and, in the case of Purchaser, by the Purchaser Board of Directors or a duly authorized committee of the Purchaser Board of Directors at any time before or after the receipt of the Company Shareholder Approval, but, after receipt of any such shareholder approval, no amendment will be made which by Law requires further approval by the Company Shareholders without such further approval. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of Company and Purchaser.

    9.16    Confidential Supervisory Information. Notwithstanding any other provision of this Merger Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Merger Agreement that would involve the disclosure of confidential supervisory information of a Governmental Entity by any party to this Merger Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Signature page follows.]

INTENDING TO BE LEGALLY BOUND, the undersigned parties have duly executed and acknowledged this Agreement and Plan of Merger as of the Signing Date.

PURCHASER:                    COMPANY:
Independent Bank Corporation            HCB Financial Corporation

/s/ William B. Kessel                    /s/ Mark Kolanowski
By:    William B. Kessel                By:    Mark Kolanowski
Its:    President & CEO                Its:    President & CEO

26780612

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Voting Agreement

This VOTING AGREEMENT (this “Agreement”) is entered into as of [●], 2026, by and between the undersigned holder (“Shareholder”) of Common Stock (defined below) and Independent Bank Corporation, a Michigan corporation (“Purchaser”).
Background
A.    As of the date of this Agreement, Shareholder “beneficially owns” (as such term, along with “owns beneficially”, “beneficial ownership,” and other like terms, is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock (the “Common Stock”) of HCB Financial Corporation, a Michigan corporation (“Company”), indicated on the attached Schedule A under the heading “Total Number of Shares” (the “Original Shares” and together with any additional shares of Common Stock pursuant to Section 5, the “Shares”).
B.    The respective boards of directors of Company and Purchaser have approved the entry into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, Company will merge with and into Purchaser (the “Merger”).
C.    As a condition to the willingness of Purchaser to enter into the Merger Agreement, Purchaser has required Shareholder to execute and deliver this Agreement.
Therefore, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by both parties, the parties agree as follow:
Agreement
1.    Definitions. Capitalized terms used in this Agreement without being defined shall have the meanings assigned to them in the Merger Agreement.
2.    Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Purchaser as follows:
(a)    Shareholder is the beneficial owner or record owner of the Shares, in the manner reflected on the attached Schedule A, free and clear of any and all pledges, Liens, security interests, mortgage, claims, charges, restrictions, options, title defects, or encumbrances, except as otherwise disclosed on the attached Schedule A. Shareholder does not own, of record or beneficially, any shares of capital stock of Company other than the Original Shares.

(b)    Shareholder has full power and authority to (i) make, enter into, and carry out the terms of this Agreement; and (ii) vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any governmental body), except as otherwise disclosed on the attached Schedule A.
(c)    This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder enforceable against Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other applicable Law affecting creditors’ rights generally and subject to general principles of equity. The execution and delivery of this Agreement and the performance by Shareholder of the agreements and obligations set forth in this Agreement will not result in any breach or violation of or be in conflict with or constitute a default under any term of any contract to or by which Shareholder is a party or bound, or any statute, court or administrative order, rule or regulation to which Shareholder is subject or bound, or in the event that Shareholder is a corporation, limited liability company, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d)    No consent, approval, or authorization of, or designation, declaration or filing with, any government authority or other Person on the part of the Shareholder is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on the attached Schedule A. If the Shareholder is an individual, no consent of such Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform his or her obligations under this Agreement.
(e)    Shareholder is a director of Company.
3.    Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at every meeting of shareholders of Company, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent, or give any other approval, except as otherwise agreed to in writing in advance by Purchaser, Shareholder shall:
(a)    appear at each such meeting or otherwise cause the Shares to be counted as present at such meeting for purposes of calculating a quorum; and
(b)    vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions set forth in the Merger Agreement (including, without limitation, any amendments or modifications of the terms of the Merger Agreement adopted in accordance with the terms of the Merger Agreement); (ii) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation, or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement, or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect, or inhibit the timely consummation of the Merger or other transactions contemplated by the Merger Agreement or this Agreement.
Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.
4.    No Transfers; Voting Restrictions. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, assign, transfer, tender, exchange, pledge, hypothecate, or otherwise dispose of, or enter into any contract option, commitment, or other arrangement or understanding with respect to the sale, assignment, transfer, tender, exchange, pledge, hypothecation, or other disposition of, or grant or create a Lien, security interest, or encumbrance in or upon, or gift, grant, or place in trust of, any of the Shares; provided, however, that (i) transfers by will or operation of law shall be permitted, in which case this Agreement shall bind the transferee, (ii) transfers for estate or tax planning purposes shall be permitted, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement, and (iii) sales, assignments, transfers or other dispositions shall be permitted if and as agreed by Purchaser in writing. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Shareholder shall not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust, or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Shareholder’s legal power, authority, or right to vote the Shares in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. Any transfer or other disposition in violation of the terms of this Section 4 shall be null and void.
5.    Additional Shares. Shareholder agrees that all Common Stock that Shareholder purchases, acquires the right to vote, or otherwise acquires the beneficial ownership of during the period from and including the date of this Agreement through and including the date on which this Agreement is terminated in accordance with its terms, shall be subject to the terms of this Agreement and shall constitute “Shares” for all purposes of this Agreement.
6.    Termination. This Agreement shall terminate and be of no further force or effect as of the earlier of (a) termination of the Merger Agreement in accordance with its terms or (b) the Effective Time; provided, however, that (i) Section 7 below shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.
7.    Miscellaneous.

(a)    No amendment of this Agreement shall be effective against either party unless it shall be in writing and signed by both parties to this Agreement.
(b)    No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or any failure or delay on the part of any party in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, or covenants contained in this Agreement. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. Any waiver by a party of any provision of this Agreement shall be valid only if set forth in a written instrument signed on behalf of such party.
(c)    This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements, and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.
(d)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan, regardless of any laws or legal principles that might otherwise govern under applicable principles of conflicts of law thereof.
(e)    Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party or its successors or assigns shall be brought and determined exclusively in the state or federal courts located in the State of Michigan. Each of the parties irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 7(e), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(f)    EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
(g)    In any action at law or suit in equity with respect to this Agreement or the rights of any of the parties, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
(h)    This Agreement and all of its provisions shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, including Shareholder’s estate and heirs upon the death of Shareholder; provided that except as otherwise specifically provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations of either party may be assigned or delegated by such party without the prior written consent of the other party. Any purported assignment in violation of the foregoing shall be void and of no effect.
(i)    Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.
(j)    Shareholder agrees to cooperate fully with Purchaser and to execute and deliver such further documents, certificates, agreements, and instruments and to take such other actions as may be reasonably requested by Purchaser to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Shareholder agrees to notify Purchaser promptly of any additional Shares of capital stock of Company of which Shareholder becomes the record or beneficial owner after the date of this Agreement.
(k)    If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
(l)    Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.
(m)    The parties acknowledge that Purchaser shall be irreparably harmed by, and that there shall be no adequate remedy at law for, a violation of any of the covenants or agreements of Shareholder set forth in this Agreement. Therefore, Shareholder agrees that, in addition to any other remedies that may be available to Purchaser upon any such violation, Purchaser shall have the right to seek to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to Purchaser at law or in equity without posting any bond or other undertaking. Shareholder agrees that Shareholder will not oppose the granting of any injunction, specific performance, or other equitable relief on the basis that Purchaser has an adequate remedy of law or an injunction, award of specific performance, or other equitable relief is not an appropriate remedy for any reason at law in equity.
(n)    All notices, consents, requests, claims, and demands under this Agreement shall be in writing and shall be deemed given if (i) delivered to the appropriate address by hand or overnight courier (providing proof of delivery), or (ii) sent by email with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (i), in each case to the parties at the following address or email address (or at such other address or email address for a party as shall be specified by like notice):
If to Purchaser:    In accordance with Section 9.8 of the Merger Agreement
If to Shareholder:    To the address or email address set forth on
        the signature page to this Agreement

(o)    This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties. Signatures transmitted and received via email in portable document format (.pdf) or other electronic means shall be treated for all purposes of this Agreement as original signatures and shall be deemed valid, binding and enforceable by and against the parties.
(p)    This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof. Shareholder acknowledges that he, she or it has had an opportunity to be advised by counsel of his, her or its choosing with regard to this Agreement and the transactions and consequences contemplated by this Agreement. Shareholder further acknowledges that he, she or it has received a copy of the Merger Agreement and is familiar with its terms.
(q)    Nothing contained in this Agreement shall be deemed to vest in Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain and belong to Shareholder and Purchaser shall have no power or authority to direct Shareholder in the voting of any of the Shares or the performance by Shareholder of its duties or responsibilities as a shareholder of Company, except as otherwise provided in this Agreement. For the avoidance of doubt, this is a voting agreement only, and is not to be interpreted as a written consent to the transactions contemplated by the Merger Agreement or as granting Purchaser a proxy to vote the Shares subject to this Agreement.

(r)    Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Purchaser by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated by the Merger Agreement) to control, directly or indirectly, Company or its Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Company or its Subsidiaries.
(s)    The parties to this Agreement acknowledge that Shareholder is entering into this Agreement solely in his, her or its capacity as a shareholder of Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require Shareholder, in his or her or capacity as a director and/or officer of Company and/or its Subsidiaries, if applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity and no such act or failure to act shall be deemed a breach of this Agreement. Furthermore, Shareholder makes no agreement or understanding in this Agreement in his or her capacity as a director and/or officer of Company and/or its Subsidiaries, if applicable. For the avoidance of doubt, nothing in this Section 7(s) shall in any way limit, modify or abrogate any of the obligations of Shareholder under this Agreement to vote the Shares owned by him, her or it in accordance with the terms of the Agreement and not to transfer any Shares except as permitted by this Agreement.

[Signatures appear on the following page.]

INTENDING TO BE LEGALLY BOUND, the parties have executed this Voting Agreement as of the date set forth in the opening paragraph.

PURCHASER:                    SHAREHOLDER:

Independent Bank Corporation            [●]
By:    William B. Kessel
Its:    President and Chief Executive Officer

                            Notice Information:

                            [●]
[●]
                            Phone: [●]
                            Email: [●]

Schedule A

Total Number of Shares:

Registered Shareholder / Brokerage Account (if applicable)	No. of Shares

Total:

Section 2(a)    Encumbrances

Section 2(b)    Power and Authority

Section 2(d)     Consents